UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

1)          Management Proposal and Information on the AGOE Agenda

(a)       Annual Shareholders’ Meeting

6.1.            Review of the management accounts, examination, discussion and voting of the financial statements for the fiscal year ended December 31, 2020.

6.1.1.           Management Accounts

The management accounts are made available through the Management Report and Financial Statements drafted by the Statutory Board, disclosed to the market on April 19, 2021 and approved by the Board of Directors, in accordance with the Material Facts disclosed on March 29, 2021 and April 19, 2021.

6.1.2.           Management Report

The Management Report provides for information of a financial and non-financial nature, in addition to operational information on the review and discussion of the primary accounts of the Statement of Income for the Fiscal Year, as well as information relating to the capital market, corporate governance, relationship with auditors, among others.

Exhibit II of this Manual and Proposal provides for information relating to the publication of the Management Report.

6.1.3.           Financial Statements

The Company’s individual financial statements were prepared in accordance with accounting practices adopted in Brazil, and the consolidated financial statements were prepared in accordance with international financial reporting standards (IFRS) and in accordance with accounting practices adopted in Brazil, corresponding to the years 2018 and 2019, and further include the Auditors’ Opinion, issued without reservations.

The financial statements are formed by:

•         Balance Sheets;

•         Statement of Income for the Fiscal Year;

•         Statement of Changes in Stockholders’ Equity;

•         Statement of Cash Flows; and

•         Statement of Added Value.

The notes to the financial statements aim to complement them, in addition to assisting the review and understanding thereof.

According to the Material Facts disclosed on March 29, 2021 and on April 19, 2021, during the process of preparing its financial statements for the fiscal year 2020, the Company found that its subsidiary, Linx Pay Meios de Pagamento Ltda. (“Linx Pay”), showed unusual operational losses as a consequence of the cancellation of atypical transactions by third parties in the use of machines sold by a Linx Pay business partner.

Due to the processes for determining, reviewing and reconciling such operating losses, the Company disclosed a material fact on March 29, 2021, exceptionally postponing the delivery of its financial statements for the fiscal year 2020.

On April 19, 2021, the Company released its financial statements for the fiscal year 2020, duly audited and without reservations. On the same date, the Company disclosed a material fact stating that the process of determining, reviewing and reconciling such operating losses was completed, and the aggregate amount of operational losses identified, fully accounted for in the fourth of 2020, was R$40 million, slightly below the estimate initially presented.

6.1.4.           Available Documents

The Management Report is transcribed in Exhibit II to this Manual and Proposal.

The Management’s comments, according to item 10 of the Reference Form, are transcribed in Exhibit III to this Manual and Proposal.

The financial statements and notes are available on ri.linx.com.br, www.cvm.gov.br and www.b3.com.br

Independent auditors Ernst & Young issued an unqualified opinion on the financial statements, as stated in Exhibit IV to this Manual and Proposal.

The opinions of the Fiscal Council and the Audit Committee are provided, respectively, in Exhibit V and Exhibit VI to this Manual and Proposal.

Exhibit VII provides for a statement by the Statutory Officers on the financial statements and on the opinion of the independent auditors.

6.1.5.           Management Proposal

The Management proposes to Shareholders that they carefully examine the documents made available to them, and approve the management accounts and the Company’s Financial Statements for the fiscal year ended December 31, 2020.

6.2.         Resolution on the proposal for allocation of the results of the fiscal year ended December 31, 2020, with the partial use of the profit reserves to absorb the loss determined in the year.

The Company’s Management proposes that the calculation of losses verified in the fiscal year ended December 31, 2020, in the amount of eighty million, seventy-three thousand, two hundred and eighty-three Reais (R$80,073,283.00) be recorded and included in the financial statements for the fiscal year ended December 31, 2020.

In addition, the Company’s Management proposes that the amount of eighty million, seventy-three thousand, five hundred and seventy-nine Reais and fifty-one cents (R$80,073,579.51), corresponding to the amount of the loss calculated in the year, be fully absorbed by the Company’s Profit Reserves, as shown in the Statement of Stockholders’ Equity of the Financial Statements for the fiscal year ended December 31, 2020, with a balance from two hundred and four million, two hundred and eight thousand, twenty-nine Reais and ninety-two cents (R$204,208,029.92) on December 31, 2020 to one hundred and twenty-four million, one hundred and thirty-four thousand, four hundred and fifty Reais and forty-six cents (R$124,134,450.46).

Pursuant to Circular Letter CVM/SEP No. 2/2020 and the decision of the CVM Board dated September 27, 2011, issued within the context of CVM Proceeding RJ2010 14687, the Company shall not submit the information set out in Exhibit 9-1-II of IN CVM 481 due to the existence of losses in the fiscal year.

6.3.         Solely in the event that the election of the members of the Company’s Board of Directors is resolved and not approved by the shareholders at the Company’s Extraordinary Shareholders’ Meeting called to be held on April 30, 2021, at 2:00 p.m. (“AGE dated April 30, 2021”), elect the members of the Board of Directors for a term in office until the 2022 Annual Shareholders’ Meeting that approves the management accounts for the fiscal year ending December 31, 2021.

Solely in the event that the election of the members of the Company’s Board of Directors is resolved and not approved by the shareholders at the Company’s Extraordinary Shareholders’ Meeting called to be held on April 30, 2021, at 2:00 p.m. (“AGE dated April 30, 2021”), the AGOE shall resolve on the election of the members of the Board of Directors for a term in office until the 2022 Annual Shareholders’ Meeting that approves the management accounts for the fiscal year ending December 31, 2021.

In addition, in case the AGE dated April 30, 2021 is not installed on the first call due to lack of quorum, the Company’s management shall take the necessary action so that the EGM dated April 30, 2021 is called and held, on a second call, on the same date of the Meetings, so that the shareholders can resolve on all the topics of the Meetings and the AGE dated April 30, 2021 at once.

That is, in the event of (i) approval of the election of the members of the Company’s Board of Directors at the AGE dated April 30, 2021, such matter shall be removed from the AGOE’S agenda and shall not be the subject to resolution; and (ii) failure to install the AGE dated April 30, 2021 due to lack of quorum, such matter shall be removed from the AGOE’S agenda and shall not be the subject to resolution at the AGOE, as such matter shall be subject to resolution on the same day, on the second call of the AGE dated April 30, 2021.

6.3.1. Procedures for election of the members of the Board of Directors

6.3.1.1. How members of the Board of Directors may be elected

The election of the members of the Company’s Board of Directors may be carried out through two (2) voting systems: (a) by slate (“Voting by Slate”), or (b) by multiple voting (“Multiple Voting Process”), as described below:

6.3.1.2. Definition of Multiple Voting

The Multiple Voting process is a procedure whereby as many votes are attributed to each share as there are vacancies to be filled in the Board of Directors, provided that the shareholder shall be entitled to allocate the votes to one single candidate or distribute them among several candidates. Company shareholders representing at least five percent (5%) of the capital stock may apply to the Company, in writing, the adoption of the multiple voting process.

6.3.1.3. Deadline for applying the adoption of the Multiple Voting process

Under the Brazilian Corporation Law, shareholders who intend to apply for the use of the multiple voting process shall do so, in writing, to the Company within forty-eight (48) hours before the time of the Meeting.

6.3.1.4. Slate Process

The following slate formed by five (5) standing members shall be submitted for review by the shareholders with a term of office starting immediately after their election (upon termination of the term in office of the Directors currently in office) and until the Annual Shareholders’ Meeting to be held in 2022 to approve the management accounts for the fiscal year ending December 31, 2021.

Slate:

(i)            Nercio José Monteiro Fernandes - Chairman of the Board of Directors

(ii)	Alberto Menache - Vice Chairman of the Board of Directors
(iii)	Alon Dayan
(iv)	João Adamo Junior (Independent Director)
(v)	Roger de Barbosa Ingold (Independent Director)

6.3.2. Available Documents

The document containing such primary information of each of the members of the proposed slate for the Board of Directors, including those provided in Sections 12.5 to 12.10 of the Reference Form attached to CVM Instruction 480, is contained in this Manual and Proposal in Exhibit IX hereto.

The Management informs that it has obtained confirmation from all candidates that they are in position to take their respective offices, pursuant to Article 147 of the Corporation Law.

Regarding Messrs. João Adamo Junior and Roger de Barbos Ingold, candidates to independent members of the Board of Directors, the Management received the statements from both candidates that they meet the independence requirements set forth in the Novo Mercado Regulations, and the Board of Directors issued a favorable opinion in this regard.

6.3.3. Management Proposal

The Management recommends that shareholders approve the election of the aforementioned candidates for the Company’s Board of Directors, with a term of office starting immediately after their election (upon termination of the term in office of the Directors currently in office) and until the Annual Shareholders’ Meeting to be held in 2022 to approve the management accounts for the fiscal year ending December 31, 2021.

(b)       Extraordinary Shareholders’ Meeting

6.4.         Approve the granting of up to seventy-five thousand (75,000) deferred shares of Linx, pursuant to the Deferred Shares Plan of the Company, to the Independent Directors of the Company, as consideration for the extraordinary work they have performed regarding the operation engaged with STNE Participações S.A. and the assessment of the competing business combination offer in the period from August to November 2020.

On April 7, 2021, the Company received a statement from Director Roger Barbosa Ingold on the work performed by the Independent Directors in the process of evaluating the Company’s business combination with STNE Participações S.A. (“STNE”) (a subsidiary of StoneCo., Ltd.) (“STNE Transaction”) and the competing proposal submitted by Totvs S.A. (“Totvs”).

As the market is aware, in accordance with the provisions of the Combination Agreement and Other Covenants entered into by and between the Company and STNE (“Combination Agreement”), the Company’s Independent Directors were in charge of appraising the competing proposal submitted by Totvs.

Under the terms of the statement, the appraisal process of the aforementioned competing proposal required intense, tireless work, including numerous interactions with legal, financial advisors, investors, executives and consultants both of STNE and Totvs. The circumstances and structure of the transaction with STNE, the various inquiries from shareholders, the market and the regulator, and the existence of Totvs’ competing proposal forced such directors to work day after day on the transaction, which they did with care, commitment and diligence, in order to protect the interests of the Company’s shareholders, by means of an independent, professional and objective evaluation of Totvs’ competing proposal and addressing of the transactions aspects with STNE, which resulted in the execution of two amendments and improvement of the business positions of the STNE Transaction.

All of this was done on a priority basis by the Independent Directors, in detriment to their other professional activities carried out in the period. Naturally, this situation could not reasonably have been foreseen at the moment when they took office as Independent Directors of the Company, nor was it contemplated when the 2020 Annual Shareholders’ Meeting set the overall management compensation for the period up to the 2021 AGO. The remuneration originally provided for included attendance of Independent Directors at ordinary meetings of the Board of Directors, four (4) of which per year, possible extraordinary meetings, as well as regular committee meetings and preparation for meetings.

There is no doubt that the work carried out in 2020 far exceeded the duties of the Independent Directors. In this sense, Article 152 of the Brazilian Corporation Law expressly provides that the remuneration of officers must take into consideration, in addition to other factors, the responsibilities undertaken by them and the time dedicated to their duties at the Company. In this context, such extraordinary work in excess of the parameters originally engaged should be fairly compensated, consistent with the effort and dedication committed and the results achieved.

For this reason, the statement assessed that the effort, time and dedication by the Independent Directors to the Company, as well as the results achieved, consisting in the approval of the STNE Transaction by the Company’s shareholders in conditions better than those originally engaged, which effort was not included in the remuneration originally approved for the Independent Directors for fiscal year 2020, and such discrepancy should be subject to the appropriate adjustment in order to provide a fair, balanced treatment to such Independent Directors. Finally, the statement asked the Board of Directors to assess the suitability of the proposal submitted, as well as its submission to the Shareholders’ Meeting for consideration.

At a meeting held on April 26, 2021, the Board of Directors approved - with due abstention due to the impediment of the Independent Directors - the submission of such extraordinary compensation proposal to the Company’s Shareholders’ Meeting, and granted the proposal to the Independent Directors in the form of deferred shares that shall correspond to up to seventy-five thousand (75,000) common shares of the Company. The number of grants was determined based on a description contained in the statement, which estimated the number of additional hours dedicated by Independent Directors within the scope of STNE Transaction and appraisal of Totvs’ competing proposal.

For purposes of directing the vote of its shareholders in relation to this matter, the Management provides the Company’s shareholders with the following additional information.

Strictly speaking, upon the shareholders’ approval of the management’s global remuneration for a given year (including fixed, variable and share-based remuneration), the Management must determine the allocation of the approved aggregate amount among the officers. Within this context, the additional amount for which approval is being requested would fit the global compensation approved by the Company’s shareholders at the Annual Shareholders’ Meeting held in 2020.

Notwithstanding, upon request of the Independent Directors, and as approved by the Board of Directors, such proposal is submitted to the Company’s shareholders for purposes of transparency and good governance, so that the Company’s shareholders are aware thereof, and decide on the subject.

Under the Combination Agreement, the exchange ratio for the purposes of the STNE Transaction was set considering a fully diluted shareholder base of Linx, that is, including all outstanding stock options and deferred shares, as if they had been vested and converted into shares, also affected by the costs incurred by the Company for the appraisal, in any way, of competing transactions (which includes the Totvs’ proposal), and the additional remuneration proposed for the Independent Directors would fit in the criteria set forth above, which allows for an adjustment of the exchange ratio.

The fact is that, since the announcement of STNE Transaction, the Company canceled a considerable number of grants of call options and deferred shares, due to termination of executives that occurred since the announcement of the STNE Transaction until the date hereof, which cancellations exceed the number of grants that will be provided to the Independent Directors in the event the proposal submitted hereunder is approved.

That is to say, if the shareholders approve the proposal for an extraordinary grant of up to seventy-five thousand (75,000) deferred shares to the Independent Directors, such grant shall not result in an exchange ratio for the STNE Transaction lower than the one approved at the Company’s Extraordinary Shareholders’ Meeting held on November 17, 2020, considering that, since the announcement of STNE Transaction there have been cancellations of grants in excess of seventy-five thousand (75,000) deferred shares that will be granted if this subject is approved.

In view of the above, the Management of the Company hereby proposes the approval of the proposal to grant up to seventy-five thousand (75,000) deferred shares of Linx, pursuant to the Deferred Shares Plan of the Company, to the Independent Directors of the Company, as consideration for the absolutely extraordinary work they have performed regarding the STNE Transaction and the assessment of the competing business combination offer in the period from August to November 2020.

* * *

Exhibit I - Form of Power of Attorney without Voting Directions

POWER OF ATTORNEY

By this power of attorney, [name], [nationality], [marital status], [profession], identity card No. [identity card number], issued by [issuing authority], enrolled with the Individual Taxpayers Register (CPF) under No. [CPF number], with address at [full address], hereby names and appoints as [his or her] attorney-in-fact [Mr. or Ms.] [Name], [nationality], [marital status], [occupation], identity card No. [identity card number], issued by [issuing authority], enrolled with the Individual Taxpayers Register (CPF) under No. [CPF number], with address at [full address], with specific powers to represent [him or her[, as a Shareholder of Linx S.A. (“Company”), at the Company’s Annual and Extraordinary Shareholders’ Meetings to be held on May 27, 2021, at 2:00 p.m., exclusively on a remote basis, exercising the voting right granted thereto as holder of shares issued by the Company, with powers to submit proposals, examine, discuss and vote on any matter or subject submitted for resolution at the aforementioned Meetings, sign minutes, books, papers, instruments and whatever may be necessary for the good and faithful fulfillment of this power of attorney.

[City, State,] ...... ..................., 2021.

_______________________________

[Shareholder]

(Signature)

Exhibit II - Management Report

Dear Shareholders,

The Management of Linx S.A. (“Linx”, “Company”) hereby submits the Financial Statements for the periods ended December 31, 2020 (“Fourth Quarter of 2020”, “4Q20”) for your appreciation, as compared to December 31, 2019 (“Fourth Quarter of 2019”, “4Q19”).

Linx has been operating in the market for 35 years, and is currently a leader in retail technologies using cloud, big data, artificial intelligence, among other innovations to create an extensive portfolio of transactional and performance solutions, which include management software (POS - “point of sale” and ERP - “enterprise resource planning”), SaaS (“software as a service”) focusing on Digital (WHO and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

TO OUR SHAREHOLDERS

2020 was a year of novelty and challenges for all of us, as the pandemic caused by the Coronavirus brought a new world reality and several social and economic consequences. Among these consequences, we had the temporary closure of stores for industries considered to be non-essential. This movement occurred in all states of Brazil for certain periods, while e-commerce has advanced throughout the national territory, becoming in many cases the great opportunity to proceed with the business.

Faced with this scenario, Linx once again showed that innovation is in its DNA by creating alternatives so that retailers could remain active and relevant, even with the doors closed. Solutions such as Fast-Farma, Link de Pagamentos, mobile POS, the e-commerce platform and the possibility of integration with marketplaces and a payment gateway fully integrated with our ERP had high adoption rates and allowed stores to continue operating.

According to data from the Monthly Business Survey (PMC) published by the Brazilian Institute of Statistics (IBGE), despite the volume of sales having presented a negative result over the past two months of the year, the accrued results of 2020 showed an increase of 1.2%. This is the fourth consecutive time that trade has increased annually. With the decline of December, retail sales were equal to the level of February, the pre-pandemic period in Brazil. Also within this context, e-commerce grew 41% in 2020 as compared to the previous year, reaching a record of R$87.4 billion in sales according to a Webshoppers survey published by e-bit/Nielsen.

As a result, Linx Digital now represents 14.6% of total recurring revenue in 2020, while Linx Pay also grew and started to account for 13.5% of total recurring revenue in the same year. It is important to stress that despite the restrictive measures to the operation of trade, Linx Core grew 8.1% in 2020 as compared to 2019.

We have not experienced material impacts on churn due to the different profile of the customer base, in addition to the low representativeness of monthly fees charged on retailers’ billings. The volume of postponements in the quarter reached R$64 million, of which 98% of invoices with an extended term were up to date, a level even better than that recorded in 3Q20.

Our Opportunities Committee continues to monitor the impacts of the COVID-19. In addition to the various cash protection measures that have been taken since the beginning of the pandemic, Linx implemented remote work regime for 100% of its employees in mid-March 2020 and, so far, there is no forecast to return to office.

As seen above, on November 17, 2020, our shareholders voted in favor of the merger of Linx into STNE. Now, only the Brazilian antitrust authority’s (CADE) final pronouncement on the transaction is missing. Thereupon, detailed information on the next steps shall then be released.

Finally, during the process of drafting the financial statements for the 2020 fiscal year, we identified unusual operating losses arising from a Linx Pay business partnership, which were fully accounted for in 4Q20. It is important to note that this fact does not have any impact on the transaction with STNE.

We reaffirm our commitment to the long-term operations, ensuring the safety of our team, the service to customers and suppliers, and consequently, the business.

Statement by the Statutory Board

In compliance with the provisions of CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx represent that they have discussed, reviewed and agreed with the conclusions stated in the audit report of the independent auditors and with the annual financial statements for year ended December 31, 2020, and hereby authorizes the disclosure thereof.

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Auditores Independentes.

The Company’s policy for engaging services not related to external auditing aims at assessing the existence of a conflict of interest, so the following aspects are reviewed: the auditor shall not (i) audit his own work; (ii) exercise managerial roles on his client, and (iii) promote the client’s interests.

São Paulo, April 19, 2021.

Executive Board

Exhibit III - Management Comments, pursuant to Section 10 of the Reference Form

10.1 - General Financial and Equity Positions

Introduction

The financial information set out in Sections 10.1 to 10.9 shall be read in conjunction with the Company’s audited individual and consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018.

The Company’s audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 were prepared in accordance with the accounting practices adopted in Brazil, which encompass the practices included in the Brazilian Corporation Law, and technical pronouncements, guidelines and the technical interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council

- CFC and the CVM, and in accordance with the IFRS.

The terms “AH” and “AV” in the rows of certain tables in Section 10 of this Reference Form mean “Horizontal Analysis” and “Vertical Analysis”, respectively. The Horizontal Analysis compares indices or line items in the Company’s financial statements over a certain period of time.

The Vertical Analysis represents the percentage or item of a line in relation to net revenues for the periods applicable to the results of the Company’s operations, or in relation to total assets/liabilities and stockholders’ equity on the dates applicable to the statement of its balance sheet.

All the information provided in this Section 10.1 has been rounded to the nearest thousand, except when otherwise provided, thus causing rounding in the last unit and, therefore, it may differ immaterially in the calculations.

The information provided below was appraised and commented on by the Company’s Officers. Thus, such appraisals, opinions and comments of the Company’s Officers, provided herein, reflect the vision and perception of the Company’s Officers on the activities, businesses and performance of the Company, and aim at providing investors with information that will help them to compare our financial statements for: (i) the fiscal years ended December 31, 2020, 2019 and 2018; (ii) the changes in the main lines of the Company’s audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018; and (iii) the main factors that explain such changes.

Factors affecting the results of the Company’s operations

As of December 31, 2020, 2019 and 2018, the Company’s financial position and results of operations were primarily influenced by the acquisitions made in these periods.

Financial position and results of operations were strongly influenced by fluctuations in sales volume and the launch of new products and services, which, in many cases, is directly connected with the Company’s acquisitions. However, the Company’s financial position and results of operations are also affected by variations in the IGP-M and IPCA indexes, since most of the Company’s subscription and services contracts with customers are indexed to inflation.

Acquisitions

The Company believes that its financial position and results of operations are positively impacted by its acquisition strategy, in particular the acquisitions that allow the launch of new products and services. The Company has extensive capabilities in a long history of identifying, negotiating and integrating acquired companies. Over the past three fiscal years and in the current fiscal year, the Company acquired companies in accordance with its acquisition strategy, focused on adding new verticals, expanding operations to new regions in Brazil and developing new technologies that accelerate the pace of its innovations.

The main acquisitions by the Company over the past three fiscal years and in the current fiscal year include:

•	Acquisition of Único in 2018, which allowed us to enter the loyalty management market. Único would provide fully cloud-based multichannel marketing and loyalty management solutions, and reinforce the Company’s offerings for customer engagement and customer relationship management (CRM);

•	Acquisition of DCG in 2018, which allowed us to enter a new vertical focused on the development of e-commerce platforms and technological solutions under the Software as a Service (SaaS) model, which allows for digital sales and connection with marketplaces.

•	Acquisition of Hiper in 2019, which allowed us to enter the market of SaaS solutions for micro and small retailers, and also further increased the Linx Pay Hub addressable market with a different value proposition through the combination of payment method solutions with a cloud management software for micro and small retailers, offered by channels with high distribution capacity.

•	Acquisition of Millennium in 2019, which allowed to reinforce the omnichannel strategy, with a highly scalable back-office solution and strongly supplemental to the existing solutions, which is an important trend for retailers and a great growth opportunity for the Company.

•	Acquisition of SetaDigital in 2019, which allowed us to reinforce the fashion vertical with a highly specialized product for footwear retail and reinforce our cross-selling strategy, which represents a great growth opportunity for the Company.

•	Acquisition of PinPag in 2020, which enabled us to reinforce the Linx Pay Hub service portfolio with customized, disruptive installment payment solutions for retailers.

•	Acquisition of Neemo in 2020, which allowed us to reinforce the food vertical with customized delivery solutions through the integration of the business’ delivery application and its e-commerce platform, offering the consumer an omnichannel experience.

•	Acquisition of Humanus in 2020, which allowed us to strengthen the back-office solutions of our end-to-end platform considering the high labor intensity in retail and the greater demand for people management tools.

•	Acquisition of Mercadapp in 2020, which allowed us to strengthen our platform and app delivery solutions, now available also for supermarkets, a great growth opportunity for the Company, considering that Mercadapp provides a white label platform for online sales solutions for small and medium supermarkets in 17 Brazilian states, in addition to the Federal District.

In general, after the acquisition, the results of the Company’s operations are impacted by the consolidation of the target company’s revenues and expenses in the financial statements in the period, and the consolidation of the assets and liabilities of the acquired company in the Company’s balance sheets. After every acquisition, the Company focuses on capitalizing on synergies with the acquired company, in order to increase its operational efficiency.

(a)	General financial and equity positions

Brazilian Macroeconomic Position

As the Company conducts most of its operations in Brazil, and its revenues are substantially obtained in Brazil, the Company’s results and financial position are significantly affected by Brazilian macroeconomic, political and social conditions, which have been volatile in recent years. The Brazilian macroeconomic environment has historically been characterized by significant variations in economic growth, inflation and exchange rates. The Company’s financial position and results of operations are directly affected by the general economic scenario prevailing in Brazil and are especially affected by variables such as GDP, inflation, interest rates, exchange rate variations and government fiscal policies. In addition, these variables directly affect employment rates, the disposable income of the Brazilian population, the availability of credit, consumer spending levels and average wages in Brazil.

The following table shows inflation rates, interest rates and the US dollar exchange rate for the periods indicated:

	Fiscal year ended December 31
	2020	2019	2018
GDP growth(1)	-4,10%	1.40%	1.80%
Inflation (IGP-M)(2)	23.10%	7.30%	7.60%
Inflation (IPCA)(3)	4.50%	4.30%	3.70%
CDI(4)	2.80%	6.00%	6.40%
SELIC on the closing	1.90%	4.40%	6.50%
TJLP at closing(5)	4.60%	5.60%	7.00%
Appreciation/Depreciation of the Brazilian Real against the US dollar	-28.90%	4,00	-17.10%
Exchange rate at the end of the period (R$ to US$1.00)	R$5,1967	R$4,0307	R$3,8748

Sources: IBGE, Central Bank, B3 and FGV.

(1)	Calculated by IBGE according to its most recent methodology.
(2)	The inflation (IGP-M) is the general market price index assessed by Fundação Getúlio Vargas (FGV).
(3)	The inflation (IPCA) is the broad consumer price index assessed by IBGE.
(4)	The CDI rate is the average of fixed rates for interbank deposits for one business day.
(5)	The TJLP is the rate applicable to long-term loans by the BNDES.

The Executive Board of the Company understands that the Company has financial and equity positions sufficient to implement our business plan and comply with our short- and medium-term obligations. It also understands that the Company’s current working capital is sufficient for the current requirements and our cash resources, including loans from third parties, are sufficient to fund our activities and cover our need for resources, at least, until the next twelve months.

On December 31, 2020, the Company’s current assets were R$1,194.0 million, and exceeded by an amount of R$606.1 million the current liabilities on the same date, which was R$588.0 million, representing a current liquidity ratio (ratio relating to the Company’s short-term liquidity, calculated by dividing current assets by current liabilities) of 2.03. For the management of the Company, maintaining the Company’s current liquidity ratio is an important factor because it means that all short-term financial obligations may be covered by the current available liquidity. The decrease in this index compared to the fiscal year ended December 31, 2019 is particularly due to the disbursement resulting from the acquisitions of companies and the execution of the repurchase program of the shares issued by the Company.

On December 31, 2019, the Company’s current assets were R$1,300.0 million, and exceeded by an amount of R$930.2 million the current liabilities on the same date, which was R$369.8 million, representing a current liquidity ratio (ratio relating to the Company’s short-term liquidity, calculated by dividing current assets by current liabilities) of 3.52. For the management of the Company, maintaining the Company’s current liquidity ratio is an important factor because it means that all short-term financial obligations may be covered by the current available liquidity. The increase in such index as compared to the fiscal year ended December 31, 2018 is particularly due to the inflow of funds raised overseas with the global stock offering carried out in June 2019.

On December 31, 2018, the Company’s current assets were R$698.5 million, and exceeded by an amount of R$477.8 million the current liabilities on the same date, which was R$220.7 million, representing a current liquidity ratio (ratio relating to the Company’s short-term liquidity, calculated by dividing current assets by current liabilities) of 3.16. For the management of the Company, maintaining the Company’s current liquidity ratio is an important factor because it means that all short-term financial obligations may be covered by the current available liquidity. The decrease in such index as compared to the fiscal year ended December 31, 2017 is particularly due to the drop in the account of financial investments in current assets due to the acquisitions of Itec, Único and DCG, which occurred in the period.

On December 31, 2020, our total debt ratio was 0.65 (represented by current liabilities plus non-current liabilities, divided by the stockholders’ equity). On December 31, 2019, our total debt ratio was 0.43 (represented by current liabilities plus non-current liabilities, divided by the stockholders’ equity). On December 31, 2018, the total debt ratio was 0.56. Between December 31, 2018 and December 31, 2020, the Company’s debt ratio increased by 16.1%, particularly due to an increase in Liabilities, as a result from loans and financing and accounts payable for acquisitions of subsidiaries.

For the Company’s management, maintaining the total debt ratio below one (1) is extremely important, as it means that the Company has sufficient funds to immediately cover its creditors, if necessary.

	On December 31,
	2020	2019	2018
Current Liquidity Index	2.03	3.52	3.16
Total Indebtedness Index	0.65	0.43	0.56

(b)	Capital structure

The Company’s Executive Board understands that the Company’s current capital structure, measured particularly by the ratio of net cash to stockholders’ equity, shows that the Company does not have financial leverage.

The ratio between net cash and stockholders’ equity, on December 31, 2020 was (0.8x), on December 31, 2019 was (0.31x) and on December 31, 2018 was (0.10x). The decrease in the relationship between net cash and the stockholders’ equity particularly reflects the acquisitions made in the period with the proceeds from the IPO held on the New York Stock Exchange (NYSE) in 2019.

The Executive Board understands that the net cash to equity ratio remains at a healthy level, with a net cash that allows the Company to meet its expenses with loans and financing and acquisitions and to continue with its growth plan. The table shows the Company’s debt structure for the periods set forth below:

(in millions of R$, except %)	On December 31,
	2020(1)	2019(1)	2018
Accounts payable for the acquisition of current subsidiaries	57.3	43.4	57.1
Current loans and financing	69.8	40.8	40.7
Accounts payable for the acquisition of non-current subsidiaries	43.4	39.6	55.4
Lease payable	106.2	126.1	-
Non-current loans and financing	226.2	168.9	209.3
Total loans and financing and accounts payable for the acquisition of subsidiaries	502.9	418.9	362.5
(-) Cash and cash equivalents	45.6	75.9	49,9
(-) Current financial investments	587.2	904.4	413.4
(=) Net cash*	129.9	561.3	(100.8)
Stockholders’ Equity	1,620.1	1,789.8	1,057.2
Net cash to stockholders’ equity ratio	(0.08)	(0.31)	(0.10)

(1) Reflects the adoption of IFRS 16 - Leases, as of January 1, 2019.

(*) The Company calculates net cash based on (1) the sum of loans and financing, current and non-current, and accounts payable for the acquisition of subsidiaries, current and non-current; (2) less cash and cash equivalents and current financial investments. Net cash is not a measure of financial performance, liquidity or indebtedness recognized by accounting practices adopted in Brazil, nor by IFRS and does not have a standard meaning. Other companies may calculate net cash differently from the Company.

The Company uses a balanced structure between its own capital and that of third parties as a financing standard, as the share of own capital is kept above that of third-party capital, since historically the Company has always been highly cash-generating.

The Company submitted in the fiscal years ended December 31, 2020, 2019 and 2018, a capital structure with a 35.8% shareholding in third parties in 2018, 30.2% in 2019, and 39.5% in 2020, reflecting the increase in the loans and financing account due to loans engaged by the Company with BNDES since 2017, and the line of accounts payable for acquisitions of subsidiaries due to the acquisitions of Itec, Único and DCG in 2018, of Hiper, Millennium and SetaDigital in 2019, in addition to PinPag, Neemo, Humanus and Mercadapp in 2020. The Company’s Executive Board believes that it will follow the same pattern of capital structure, as it is part of the Company’s strategy to acquire complementary capacities from other companies in order to strengthen its portfolio and growth strategy.

(in millions of R$, except %)	On December 31,
	2020	2019	2018
Third party capital (current liabilities + non-current liabilities)	1,058.3	774.1	590.5
Own Equity (stockholders’ equity)	1,620.1	1,789.8	1,057.2
Total Equity (third parties + own equity)	2,678.3	2,563.9	1,647.7
Portion of third-party capital	39.5%	30.2%	35.8%
Share of own capital	60.5%	69.8%	64.2%

(c)	Payment capacity in relation to financial commitments undertaken

As of December 31, 2020, 2019 and 2018, the Company’s current assets were higher than its current liabilities, which allowed it to pay all of its financial commitments. Given the Company’s debt profile, cash flow and liquidity position, the Officers believe that the Company’s liquidity and capital resources are sufficient to cover its investments, expenses, debts and other amounts payable in the short and medium term.

On December 31, 2020, 2019 and 2018, the Company fulfilled all of its obligations relating to its financial commitments and has maintained the assiduity in the payment of these commitments.

In the opinion of the Executive Board, the Company has a conservative investment profile and does not operate in risk and/or derivatives markets.

As of December 31, 2020, the Company’s assets amounted to R$2,678.3 million, and exceeded the total liabilities of R$1,058.3 million by R$1,620.1 million, corresponding to a liquidity rate (calculated by dividing the total assets by the total liabilities) of 2.53. As of December 31, 2019, the Company’s assets amounted to R$2,563.9 million, and exceeded the total liabilities of R$774.1 million by R$1.789.8 million, corresponding to a liquidity rate (calculated by dividing the total assets by the total liabilities) of 3.31. As of December 31, 2018, the Company’s assets amounted to R$1.647.7 million, and exceeded the total liabilities of R$590.5 million by R$1,057.2 million, corresponding to a liquidity rate (calculated by dividing the total assets by the total liabilities) of 2.79.

As of December 31, 2020, the Company’s leverage ratio (calculated by dividing the Company’s total liabilities by the Company’s total stockholders’ equity) was 0.65, as compared to 0.43 on December 31, 2019, and 0.56 on December 31, 2018. Between December 31, 2018 and December 31, 2020, the Company’s debt ratio increased by 16.1%, particularly due to an increase in Liabilities, as a result from loans and financing and accounts payable for acquisitions of subsidiaries.

	On December 31,
	2020	2019	2018
Liquidity Ratio	2.53	3.31	2.79

Leverage Ratio	0.65	0.43	0.56

(d)   Financing sources for working capital and investments in non-current assets used

As shown in items “a” and “b” of this item 10.1, as of December 31, 2020, 2019 and 2018, the Company did not have any liquidity deficiency.

The main source of financing for working capital and investment non-current assets of the Company is its own generation of operating cash. The Company also used credit facilities from private banks and public development banks as financing alternatives.

On September 26, 2016, the Company completed a public primary offer of common shares (follow-on) in which R$444.0 million were raised. Such funds were used to assist the growth of the Company through acquisitions.

On June 26, 2019, Linx completed its Global Offering amounting to R$1.2 billion, adding the primary and secondary offers (BNDESPar). The Offering took place simultaneously in the form of an IPO on the New York Stock Exchange (NYSE) and a follow-on on B3. The funds raised will be used to assist the growth of the Company through acquisitions and investments in the Company’s business areas.

(e)   Financing sources for working capital and investments in non-current assets we intend to use to cover liquidity deficiencies

The Company’s Executive Board believes that the Company’s operating cash flow and current cash position are sufficient to fund its working capital and meet its current liability obligations, especially in respect of items Loans and Financing.

(f)	Indebtedness levels and the characteristics of such debts

(i) relevant loan and financing agreements

The following table presents the primary characteristics of the Company’s loan and financing agreements with third parties, as well as the respective balances in the fiscal years ended December 31, 2020, 2019 and 2018:

Type	Charges	Actual Fee	Maturity	Consolidated (in thousands of R$)
				Dec 31, 2020	Dec 31, 2019	Dec 31, 2018
Loan - BNDES	TJLP + 1.5% per annum		Mar 15, 2018		-	-
Loan - BNDES	TJLP + 1.67% per annum	7.397% per annum	Feb 15, 2021	10,118	31,078	57,526
Loan - BNDES	TJLP + 1.96% per annum	7.692% per annum	Mar 15, 2022	23,820	30,945	44,560
Loan - BNDES	TJLP + 1.00% per annum	7.120% per annum	Sep 16, 2019	-	-	528
Loan - BNDES	TLP + IPCA + 3.10% per annum + Spread 1.37% per annum	8.919% per annum	Dec 15, 2027	262,036	147,585	146,602
Loan - Itaú	TJLP + 7.20% per annum	13.157% per annum	Apr 15, 2021	-	165	761
Others				-	-	4
Totals				295,974	209,773	249,981
Current Liabilities				69,775	40,836	40,720
Non-Current Liabilities				226,199	168,937	209,261

Description of the Relevant Financial Agreements

Below is a description of the Company’s relevant financial agreements as of the date of this Reference Form:

BNDES Financing - Linx Sistemas is the beneficiary of a loan through a credit agreement entered into with BNDES on October 28, 2014, in the aggregate amount of R$102.8 million, with the Company as guarantor of such financing. The payment of this financing will be made in 48 successive monthly installments, with the first payment due on March 15, 2017, and the last on February 15, 2021. The interest rate is equivalent to TJLP + 1.67% per annum. The funds of such financing were intended for investments in research, development, marketing, training, consulting and auditing within the scope of the BNDES Program for the Development of the National Industry of Software and Information Technology Services - BNDES PROSOFT, as well as for the acquisition of machinery in accordance with the requirements established in the Financing Program for the Production and Sale of Machinery and Equipment (FINAME). As of December 31, 2020, the outstanding amount of this financing was equivalent to R$10.1 million.

BNDES Financing - Linx Sistemas is the beneficiary of a loan through a credit facility agreement entered into with BNDES on December 11, 2015, in the aggregate amount of R$54 million, with the Company as guarantor of such financing. The payment of such financing will made be in 48 successive monthly installments, due on March 15, 2022. The interest rate is equivalent to TJLP + 1.96% per annum. The funds of such financing were intended for investments in research, development, marketing, training, consulting and auditing within the scope of the BNDES Program for the Development of the National Industry of Software and Information Technology Services - BNDES PROSOFT. As of December 31, 2020, the outstanding amount of this financing was equivalent to R$23.8 million.

BNDES Financing - Linx Sistemas is the beneficiary of a loan through a credit facility agreement entered into with BNDES on November 30, 2018, in the aggregate amount of R$388.4 million, with the Company as guarantor of the obligations undertaken by Linx Sistemas under such agreement. The payment of such financing will made be in 84 successive monthly installments, due on December 15, 2027. The aggregate amount of the financing was divided into two sub-credits:

i.  Sub-credit “A”: in the amount of R$387.6 million for the Linx Sistemas Investment Plan for the period 2018-2020, including actions in infrastructure, research and development, training, marketing and commercialization, with an interest rate equivalent to IPCA + 3.10%, plus a spread of 1.37% per annum.

ii.  Sub-credit “B”: in the amount of R$800,000 for investments in social projects, with an interest rate equivalent to IPCA + 3.10% plus a spread of 0.97% per annum.

The financing is intended for the transfer of funds for investments in research, development, marketing, training, consulting and auditing within the scope of the BNDES Program for the Development of the National Industry of Software and Information Technology Services - BNDES PROSOFT. As of December 31, 2020, the outstanding amount of this financing was equivalent to R$262.0 million.

Consolidation of contractual financial obligations

The table below consolidates the Company’s contractual financial obligations as of December 31, 2020:

Operation (in thousands of reais)	Consolidated - on Dec 31, 2020
	Up to 1 year	Up to 2 years	From 3 to 5 years	Above 5 years	Totals
Suppliers	49,678	-	-	-	49,678
Loans and Financing	69,775	-	116,762	109,437	295,974
Lease payable	29,382	-	54,295	47,673	131,350
Accounts payable for the acquisition of subsidiaries - Earn Outs	41,810	17,738	4,997	-	64,545
Accounts payable for acquisition of subsidiaries - Retained installments	14,740	16,133	10,579	-	41,452
Accounts payable for the acquisition of subsidiaries - Others	1,449	548	-	-	1,997
Other liabilities	270,100	3,755	4,392	-	278,247
	476,934	38,174	191,025	157,110	863,243

(ii)	other long-term relationships with financial institutions

The Company always seeks to develop good business relationships with the primary financial agents in the market, aiming at enhancing the relationship with its financial partners, in addition to providing access to credit facilities to fund investments and possible working capital demands. In addition to the contracts provided above, there are no long-term relationships with other financial institutions that are relevant to the Company and its subsidiaries.

(iii)	degree of subordination between debts

Regarding amounts that make up the Company’s indebtedness, the following order shall be observed: (i) debts with security interest, up to the limit of the amount of the pledged asset; (ii) unsecured debts; (iii) subordinated debts. It is worth mentioning that, in relation to debts with security interests, creditors prefer it as compared to others up to the limit of the asset given as guarantee, as those are regarded as unsecured creditors in relation to excess. There is no degree of subordination among the various unsecured creditors, just as there is no degree of subordination among creditors of the same class of subordinated debt.

The tables below show the values of each type of debt, as of December 31, 2019 and December 31, 2020:

(R$)	Dec 31, 2020	Dec 31, 2019
Debts with Security Interest	-	-
Subordinated	-	-
Unsecured	295,974,000.00	209,773,000.00

(iv)   any restrictions imposed on the issuer, in particular in relation to debt limits and engaging of new debts, distribution of dividends, sale of assets, issuance of new securities and sale of corporate control, as well as whether the issuer has been complying with such restrictions

(a)	The BNDES loan executed on December 13, 2018 has a restrictive clause for early payment of the debt. The following indices must be calculated every six months in the consolidated financial statements:

(i)	General indebtedness/total assets: equal to or less than 60%;
(ii)	Net debt/EBITDA: equal to or less than 2.0.

For purposes of calculating the indices, the following definitions and criteria should be adopted:

•	General indebtedness: Sum of current liabilities and non-current liabilities;
•	Net Debt: Sum of the Intervening Party’s consolidated debt balance, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, whether or not convertible, in the local or international capital market; as well as the sale or assignment of future receivables, if those are accounted for as obligations; and other financial debt operations of the Company, entered in current and non-current liabilities, less cash and cash equivalents.
•	EBITDA: Income before interest, income taxes, depreciation and amortization;

In the event of failure to reach the levels set forth in subparagraph VII, Section Nine (Obligations of the Controlling Intervening Party), the Company must provide, within 120 days, from the date of BNDES’ written communication such security interests accepted by BNDES in an amount corresponding to at least one hundred and thirty percent (130%) of the amount of the financing or the resulting debt, unless the aforementioned levels are reestablished within that period.

The financial ratios mentioned above are verified according to the base dates set forth in the agreements entered into by and between the Company and the respective agents. The Management monitors from time to time the calculations of these indices in order to check for signs of noncompliance with the contractual terms. According to the amendment, the Company is not considered to be in default with the BNDES in the event of noncompliance with the economic and financial indices agreed upon in contracts for the fiscal year 2020.

(b)	The BNDES loan executed on October 28, 2014 has a restrictive clause for early payment of the debt. During the term of the contract, two of the following indices calculated semi-annually in the consolidated statements must be maintained:
(i)	General indebtedness/total assets: equal to or less than 60%;
(ii)	Net debt/EBITDA: equal to or less than 2.0;
(iii)	EBITDA/Net operating revenue: equal to or higher than 20%.

For purposes of calculating the indices, the following definitions and criteria should be adopted:

•	EBITDA: income before interest, income tax, depreciation and amortization;

•	Net debt: balances of consolidated debts, including loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, whether or not convertible, in the local or international capital market; as well as the sale or assignment of future receivables, if those are accounted for as obligations; and other financial debt operations of the Company, entered in current and non-current liabilities, less cash and cash equivalents. For purposes of calculating this index, the amounts classified in the balance sheets as accounts payable for the acquisition of subsidiaries will not be considered as liquid debt.

In the event of failure to reach the levels set forth in the contract, the Company must provide, within 180 days, from the date of the default, such security interests accepted by BNDES in an amount corresponding to at least 130% of the amount of the financing or the resulting debt, or submit bank guarantee by a financial institution that, at the discretion of the BNDES, is in a financial economic situation that gives it a level of notorious solvency, for the total amount of the debt, unless within that period the aforementioned levels are reestablished.

The financial ratios mentioned above are verified according to the base dates set forth in the agreements entered into by and between the Company and the respective agents. The Management monitors from time to time the calculations of these indices in order to check for signs of noncompliance with the contractual terms. According to the amendment, the Company is not considered to be in default with the BNDES in the event of noncompliance with the economic and financial indices agreed upon in contracts for the fiscal year 2020.

(c)	The BNDES loan executed on December 11, 2015 has a restrictive clause for early payment of the debt. During the term of the contract, two of the following indices calculated semi-annually in the consolidated statements must be maintained:

(i)	General indebtedness/total assets: equal to or less than 60%;
(ii)	Net debt/EBITDA: equal to or less than 2.0;
(iii)	EBITDA/Net operating revenue: equal to or higher than 20%.

For purposes of calculating the indices, the following definitions and criteria should be adopted:

•	EBITDA: Income before interest, income tax, depreciation and amortization;

•	Net Debt: Balances of consolidated debts, including loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, whether or not convertible, in the local or international capital market; as well as the sale or assignment of future receivables, if those are accounted for as obligations; and other financial debt operations of the Company, entered in current and non-current liabilities, less cash and cash equivalents. For purposes of calculating this index, the amounts classified in the balance sheets as accounts payable for the acquisition of subsidiaries will not be considered as liquid debt.

In the event of failure to reach the levels set forth in the contract, the Company must provide, within 180 days, from the date of the default, such security interests accepted by BNDES in an amount corresponding to at least 130% of the amount of the financing or the resulting debt, or submit bank guarantee by a financial institution that, at the discretion of the BNDES, is in a financial economic situation that gives it a level of notorious solvency, for the total amount of the debt, unless within that period the aforementioned levels are reestablished.

The financial ratios mentioned above are verified according to the base dates set forth in the agreements entered into by and between the Company and the respective agents. The Management monitors from time to time the calculations of these indices in order to check for signs of noncompliance with the contractual terms. According to the amendment, the Company is not considered to be in default with the BNDES in the event of noncompliance with the economic and financial indices agreed upon in contracts for the fiscal year 2020.

Up to the date of this reference form, the Company and its subsidiaries are in compliance with all obligations, financial ratios and limits set forth in the financing instruments. Below are the indicators as of December 31, 2018, 2019 and 2020:

Consolidated	Dec 31, 2020	Dec 31, 2019	Dec 31, 2018
General Indebtedness / Total assets	11.1%	8.2%	15.2%

Net debt / EBITDA *	n.a.	n.a.	n.a.
EBITDA / Net operating revenue	12.9%	25.5%	24.6%

* The Company has a net cash position in all aforementioned periods.

(g)	Financing limits already engaged, and percentage already used

As of December 31, 2018, the Company had an aggregate amount of R$250.0 million in loans and financing engaged. As of December 31, 2019, the Company had an aggregate amount of R$209.8 million in loans and financing engaged. As of December 31, 2020, the Company had an aggregate amount of R$296.0 million in loans and financing engaged.

(h)	Significant changes in each item of the financial statements

The following analyzes and discussions provide investors with information derived from the Company’s audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

DESCRIPTION OF THE MAIN ACCOUNTS OF THE INCOME STATEMENT

Gross operating revenue

The net operating revenue is calculated by subtracting our sales deductions from the gross operating revenue. The sales deductions include contributions to the Social Integration Program (PIS), Social-Security Financing Contribution (COFINS), Tax on Services (ISS), contributions to the National Social-Security Institute (INSS) and cancellations and discounts.

Linx operates in the SaaS business model, by means of which it generates revenue with (1) monthly payments of subscription for the use of its software, which helps to guarantee the consistency and predictability of the revenue and (2) revenue from advisory services for installation, implementation, customization and training services.

Most of the Company’s revenue derives from the monthly payments for use of the systems internally developed. Our revenue is divided into four groups:

•	Revenue from subscriptions: is the recurring revenue originating from: (1) revenue relating to services to provide the client with the right to use the software in a cloud-based infrastructure provided by the Company and its subsidiaries or in a third-party cloud, or also based on the very internal infrastructure of the client, where the client does not have the right to terminate the agreement and take possession of the software or use it in its or a third-party’s IT infrastructure; and (2) revenue relating to technological support, helpdesk, equipment rental, software hosting service, payment for use of the tools and support teams located at the clients and connectivity services. The monthly maintenance is aggregated in an agreement the term of which is usually twelve months. Revenue from monthly subscriptions are not reimbursable and are monthly invoiced and paid. This revenue is acknowledged in the result every month as the services are provided, commencing on the date on which the services are provided by the client and all other criteria for the acknowledgment of revenue are met.

•	Revenue from services: they are deemed non-recurrent and involve implementation services, including customization, training, software licenses and other services. The revenue from services are acknowledged in the result according to their realization.

•	Revenue from Royalties: the revenue relating to licenses of use are acknowledged when it determines the time when all risks and benefits of the license are transferred upon provision of the software and the amount may be reliably measured, and whenever it is probable that the economic benefits will be generated in favor of the Company and its subsidiaries.

•	Revenue from sub-acquisition: it results from capture of the transactions with credit and debit cards and is recognized on the date the transactions are captured/processed

In case the invoiced amounts exceed the services provided, then the difference is presented as deferred revenue (current and non-current liabilities) in the balance sheet.

Cost of the services provided and gross margin

The cost of the sales refer to the direct cost incurred due to the sales of the products and provision of services by the Company, including expenses with the amortization of software development and technology acquired. The gross margin corresponds to the percentage of gross profit in relation to the net operating revenue.

Operating expenses

Administrative and general expenses

The administrative and general expenses include: (i) expenses with rent; (ii) administrative personnel; (iii) depreciation and amortization; (iv) maintenance and conservation; (v) third-party services; and (vi) tax expenses.

Sales

The expenses with sales are those incurred in the activity of sale of Linx’ products, as follows: (i) sales team personnel, (ii) franchisees’ commissions and (iii) advertising and publicity.

Research and development

The expenses with research are recorded when they are incurred, and they represent mainly costs with internal team and third-party services.

Net Financial Result

Financial income involves basically the active interests of financial investments and discounts obtained. Financial expenses involve basically bank tariffs, commercial discounts, foreign-exchange variation and interest on loans. The interest is acknowledged in the result of the period by using the methodology of actual interest rate.

Current and Deferred Income Tax and Social Contribution

The provisions for income tax and social contribution are assessed on the annual taxable income at the rate of 25.0% for Corporate Income Tax - IRPJ, and at the rate of 9% for Social Contribution on Net Income - CSLL. The Company enjoys certain tax incentives granted in accordance with the Law of Good to companies that engage in the research, development and technological innovation. These tax benefits include accelerated depreciation as a result of the Company’s capacity to deduct expenses exclusively relating to innovation and technological development as operating cost or expense in the relevant period in which these expenses are incurred, being responsible for a significant portion of the Company’s expenses relating to depreciation and amortization. The Company also benefits from deductions of expenses for purposes of calculating its net income, since it is possible to classify these expenses as operating expenses in accordance with the Brazilian legislation governing the corporate income tax.

INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020 COMPARED WITH THE FISCAL YEAR ENDED DECEMBER 31, 2019

The table below presents the amounts relating to the consolidated income statement of the Company for the indicated periods:

(In thousands of R$, unless if %)	For the period ended December 31, (¹)
	2020	AV%	2019	AV%	AH%
Net Operating Revenue................................	876,377	100.0	788,159	100.0	11.2
Costs of the services provided................................	(283,262)	(32.3)	(272,115)	(34.5)	4.1
Gross Profit............................................................	593,115	67.7	516,044	65.5	14.9
Operating revenue (expenses).......................	(639,814)	(73.0)	(434,934)	(55.2)	47.1
Administrative and general...........................................	(310,742)	(35.5)	(219,916)	(27.9)	41.3
Sales....................................................................	(158,927)	(18.1)	(144,735)	(18.4)	9.8
Research and development....................................	(111,059)	(12.7)	(93,070)	(11.8)	19.1
Other operating revenue (expenses).................	(59,086)	(6.7)	22,787	2.9	(359.3)
Profit before net financial revenue (expenses) and taxes...............................................	(46,699)	(5.3)	81,110	10.3	(157.6)
Financial Revenue...............................................	44,678	5.1	70,103	8.9	(36.3)
Financial Expenses.............................................	(81,779)	(9.3)	(87,280)	(11.1)	(6.3)
Net Financial Result..............................	(37,101)	(4.2)	(17,177)	(2.2)	116.0
Profit before taxes.....................................	(83,800)	(9.6)	63,933	8.1	(231.1)

Deferred Income Tax and social contribution....	15,277	1.7	(13,663)	(1.7)	(211.8)
Current Income Tax and Social Contribution...	(11,551)	(1.3)	(11,394)	(1.4)	1.4
Net Income of the Fiscal Year...................................	(80,074)	(9.1)	38,876	4.9	(306.0)
(1)	Reflects the adoption of the IFRS 16 – Leases, as from January 1st, 2019.

Net Operating Revenue

In the period ended December 31, 2020, the net operating revenue increased by 11.2% in relation to the fiscal year ended December 31, 2019, from R$788.2 million in the period ended December 31, 2019, to R$876.4 million for the period ended December 31, 2020, which growth results mainly from the following factors:

•	Revenue from subscriptions: the Company’s gross operating revenue from subscriptions increased by 14.2%, from R$759.1 million in the fiscal year ended December 31, 2019 to R$866.6 million in the fiscal year ended December 31, 2020. This increase shows the resilience of the business model based on recurring revenue, SaaS and of the Linx Digital and Linx Pay Hub operations, which solutions are 100% integrated into Linx’ end-to-end platform. We note that more than 60% of the recurring revenue originates from offers entirely in the cloud.

•	Revenue from services: the gross operating revenue from the Company’s advisory services decreased 3.2%, from R$145.6 million in the fiscal year ended December 31, 2019 to R$141.0 million in the fiscal year ended December 31, 2020. This revenue remained practically in line with the previous year due to the more challenging scenario since March 2020, as a result of the pandemics caused by the COVID-19, irrespective of the continued demand for digitalization solutions that guaranteed, in many cases, continuance of the operations of different profiles of retailers in this context.

Cost of services provided

The cost of services provided increased by 4.1%, from R$272.1 million in the period ended December 31, 2019, to R$283.3 million in the fiscal year ended December 31, 2020. However, as a percentage of the net operating revenue, the cost of services provided fell from 34.5% in the fiscal year ended December 31, 2019 to 32.3% in the fiscal year ended December 31, 2020. This reduction is explained mainly by the cash preservation measures adopted as from the second half of March 2020 due to the COVID-19 scenario, irrespective of the increase of personnel upstream Gas Stations, more advertising costs linked to Linx Impulse and the highest volume of implementation by Linx franchises.

Administrative and general expenses

The administrative and general expenses increased by 41.3%, from R$219.9 million in the fiscal year ended December 31, 2019, to R$310.7 million in the fiscal year ended December 31, 2020. As a percentage of the net operating revenue, the administrative and general expenses increased by 27.9% in the fiscal year ended December 31, 2019 to 35.5% in the fiscal year ended December 31, 2020. This evolution is explained mainly by: (i) non-recurring expenses as a consequence of the STNE proposal by Linx in Aug/20; (ii) consolidation of the costs of Mercadapp and Humanus, acquired in the 4Q20 and 3Q20, respectively, in addition to PingPag and Neemo, both acquired in the 1Q20; (iii) expenses relating to the project of adjustment to the SOX rules; and (iv) reversal of the provision for long-term incentive of the management.

Sales

The expenses with sales increased by 9.8%, from R$144.7 million in the fiscal year ended December 31, 2019, to R$158.9 million in the fiscal year ended December 31, 2020. As a percentage of the net operating revenue, the expenses with sales remained practically stable, registering 18.4% in the fiscal year ended December 31, 2019 and 18.1% in the fiscal year ended December 31, 2020. Linx remains intensively investing in its sales teams, especially involving the teams of Linx Core and Franchises to reinforce the cross selling of new offers connected with Linx Digital and Linx Pay Hub. These events were offset by the cash preservation measures adopted as from the second half of March 2020 due to the COVID-19 scenario.

Research and development

The expenses with research and development (R&D) increased by 19.3%, from R$93.1 million in the fiscal year ended December 31, 2019, to R$111.1 million in the fiscal year ended December 31, 2020. As a percentage of the net operating revenue, the expenses with R&D increased from 11.8% in the fiscal year ended December 31, 2019 to 12.7% in the fiscal year ended December 31, 2020. This increase relates, to a large extent, to the intensified investment in the R&D teams to reinforce the portfolio of new offers, especially of Linx Digital and Linx Pay Hub. Please note that these effects were partially offset by the cash preservation initiatives adopted by the Company as from Mar/20.

Net financial result (expense)

The Company’s net financial result varied R$19.9 million, from a net financial result of -R$17.2 million in the fiscal year ended December 31, 2019 to a net financial result of -R$37.1 million in the fiscal year ended December 31, 2020, especially as a result of the following factors:

•	Financial revenue: the financial revenue decreased 36.3%, from R$70.1 million in the fiscal year ended December 31, 2019 to R$44.7 million in the fiscal year ended December 31, 2020. The reduction of the financial revenue was mainly a result of the gradual reduction of the CDI throughout the period, lower volume of financial investments.

•	Financial expenses: the financial expenses decreased 6.3%, from -R$87.3 million in the fiscal year ended December 31, 2019 to -R$81.8 million in the fiscal year ended December 31, 2020. This variation reflects especially the highest volume of discounts granted to clients due to the current macroeconomic scenario, in addition to the highest cost of the debt in the period.

Profit Before Taxes

As a result of the above, the profit before taxes fell 231.1%, from R$63.9 million in the fiscal year ended December 31, 2019 to -R$83.8 million in the fiscal year ended December 31, 2020.

Income Tax and Social Contribution

The Company’s income tax and social contribution were reduced by 114.9%, from R$25.1 million in the fiscal year ended December 31, 2019 to -R$3.7 million in the fiscal year ended December 31, 2020, especially on account of the reversal of the benefits of the Law of Good and of effects of tax rates of the Company’s subsidiary abroad.

Net Income

The net income fell 306.0%, from R$38.9 million in the fiscal year ended December 31, 2019 to -R$80.1 million in the fiscal year ended December 31, 2020.

CONSOLIDATED INCOME STATEMENT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 COMPARED WITH THE FISCAL YEAR ENDED DECEMBER 31, 2018

The table below presents the amounts relating to the consolidated income statement of the Company for the indicated periods:

(In thousands of R$, unless if %)	For the period ended December 31, (¹)
	2019	AV%	2018	AV%	AH%
Net Operating Revenue	788,159	100.0	685,559	100.0	15.0
Costs of the services provided	(272,115)	(34.5)	(245,621)	(35.8)	10.8
Gross Profit	516,044	65.5	439,938	64.2	17.3
Operating revenue (expenses)	(434,934)	(55.2)	(349,875)	(51.0)	24.3
Administrative and general	(219,916)	(27.9)	(168,596)	(24.6)	30.4
Sales	(144,735)	(18.4)	(111,008)	(16.2)	30.4
Research and development	(93,070)	(11.8)	(73,527)	(10.7)	26.6
Other operating revenue (expenses)	22,787	2.9	3,256	0.5	599.8
Profit before net financial revenue (expenses) and taxes	81,110	10.3	90,063	13.1	(9.9)
Financial Revenue	70,103	8.9	50,257	7.3	39.5
Financial Expenses	(87,280)	(11.1)	(48,176)	(7.0)	81.2
Net Financial Result	(17,177)	(2.2)	2,081	0.3	(925.4)
Profit before taxes	63,933	8.1	92,144	13.4	(30.6)
Deferred Income Tax and social contribution	(13,663)	(1.7)	(11,130)	(1.6)	22.8
Current Income Tax and Social Contribution	(11,394)	(1.4)	(9,959)	(1.5)	14.4
Net Income of the Fiscal Year	38,876	4.9	71,055	10.4	(45.3)
(2)	Reflects the adoption of the IFRS 16 – Leases, as from January 1st, 2019.

Net Operating Revenue

In the period ended December 31, 2019, the net operating revenue increased by 15.0% in relation to the fiscal year ended December 31, 2018, from R$685.6 million in the period ended December 31, 2018, to R$788.2 million for the period ended December 31, 2019, which growth results mainly from the following factors:

•	Revenue from subscriptions: the Company’s gross operating revenue from subscriptions increased by 11.5%, from R$680.8 million in the fiscal year ended December 31, 2018 to R$759.1 million in the fiscal year ended December 31, 2019. This increase shows the resilience of the business model based on recurring revenue, SaaS and of the Linx Digital and Linx Pay Hub operations, which solutions are 100% integrated into Linx’ end-to-end platform. We note that more than 50% of the recurring revenue originates from offers entirely in the cloud.

•	Revenues from services: the gross operating revenue from the Company’s advisory services increased by 40.8%, from R$103.4 million in the fiscal year ended December 31, 2018 to R$145.6 million in the fiscal year ended December 31, 2019. This increase largely reflects the higher number and size of implementation projects in the fiscal year, especially involving new clients and Linx Digital solutions (OMS and e-commerce platform).

Cost of services provided

The cost of services provided increased 10.8%, from R$245.6 million in the period ended December 31, 2018, to R$272.1 million in the fiscal year ended December 31, 2019. This increase resulted especially from the increase in the connection costs and in the costs incurred with the use of third-party data centers (i.e., public cloud) incurred by the Company due to the increase in the sales of the offers of cloud-based services. This increase is explained especially by the incorporation of the costs of Hiper, Millennium and SetaDigital, acquired in the 2Q19, 3Q19 and 4Q19, respectively.

Administrative and general expenses

The administrative and general expenses increased by 30.4%, from R$168.6 million in the fiscal year ended December 31, 2018, to R$219.9 million in the fiscal year ended December 31, 2019. As a percentage of the net operating revenue, the administrative and general expenses increased from 24.6% in the fiscal year ended December 31, 2018 to 27.9% in the fiscal year ended December 31, 2019. This evolution is explained mainly by: (i) creation of a provision for management bonus linked to the Company’s Long-Term Incentive Plans; (ii) expenses relating to the project of adjustment to the SOX rules, the conclusion of which is scheduled for December 2020; (iii) acquisition of Hiper, Millennium and SetaDigital, acquired in the 2Q19, 3Q19 and 4Q19, respectively.

Sales

The expenses with sales increased by 30.4%, from R$111.0 million in the fiscal year ended December 31, 2018, to R$144.7 million in the fiscal year ended December 31, 2019. As a percentage of the net operating revenue, the sales expenses increased from 16.2% in the fiscal year ended December 31, 2018 to 18.4% in the fiscal year ended December 31, 2019. This variation occurred largely due to the aforementioned accounting reclassifications between “general and administrative expenses” and “sales and marketing expenses” resulting from the revaluation of the nature of expenses allocated in this line. In addition, we continued with intensified investments in this last year in the sales teams, especially involving the Linx Core and Franchise teams to reinforce the cross selling of new offers connected to Linx Digital and financial services (Linx Pay Hub).

Research and development

The expenses with research and development (R&D) increased by 26.7%, from R$73.5 million in the fiscal year ended December 31, 2018, to R$93.1 million in the fiscal year ended December 31, 2019. As a percentage of the net operating revenue, the expenses with R&D increased from 10.7% in the fiscal year ended December 31, 2018 to 11.8% in the fiscal year ended December 31, 2019. This increase relates mainly to: (i) the consolidation of Hiper, Millennium and SetaDigital; (ii) new offers, especially in Linx Digital and Linx Pay Hub; and (iii) investments in R&D teams to strengthen our portfolio.

Net financial result (expense)

The Company’s net financial result varied R$19.3 million, from a net financial result of R$2.1 million in the fiscal year ended December 31, 2018 to a net financial result of R$17.2 million in the fiscal year ended December 31, 2019, especially as a result of the following factors:

•	Financial revenue: our financial revenue increased by 39.4%, from R$50.3 million in the fiscal year ended December 31, 2018 to R$70.1 million in the fiscal year ended December 31, 2019. The increase in the financial revenue was mainly a result of a larger revenue from financial investments due to the increase in the net cash of the period, in addition to our IPO in the USA occurred in June 2019.

•	Financial expenses: the financial expenses increased by 81.1%, from R$48.2 million in the fiscal year ended December 31, 2018 to R$87.3 million in the fiscal year ended December 31, 2019. This variation reflects especially the effect of R$12.7 million of the negative foreign-exchange variation on the portion of funds raised abroad with the global offer of shares made in June 2019.

Profit Before Taxes

As a result of the above, the profit before taxes fell 30.6%, from R$92.1 million in the fiscal year ended December 31, 2018 to R$63.9 million in the fiscal year ended December 31, 2019.

Income Tax and Social Contribution

The income tax and the social contribution of the Company were increased by 19.0%, from R$21.1 million in the fiscal year ended December 31, 2018 to R$25.1 million in the fiscal year ended December 31, 2019, especially on account of the reversal of the benefits of the Law of Good and of effects of tax rates of the Company’s subsidiary abroad.

Net Income

The net income fell 45.3%, from R$71.1 million in the fiscal year ended December 31, 2018 to R$38.9 million in the fiscal year ended December 31, 2019.

CONSOLIDATED INCOME STATEMENT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018 COMPARED WITH THE FISCAL YEAR ENDED DECEMBER 31, 2017

The table below presents the amounts relating to the consolidated income statement of the Company for the indicated periods:

(In thousands of R$, unless if %)	For the period ended December 31,
	2018	AV%	2017	AV%	AH%
Net Operating Revenue	685,559	100.0	571,590	100.0	19.9
Costs of the services provided	(195,848)	(28.6)	(168,873)	(29.5)	16.0
Gross Profit	489,711	71.4	402,717	70.5	21.6
Operating revenue (expenses)	(399,648)	(58.3)	(328,349)	(57.4)	21.7
Administrative and general	(218,369)	(31.9)	(190,870)	(33.4)	14.4
Sales	(111,008)	(16.2)	(72,393)	(12.7)	53.3
Research and development	(73,527)	(10.7)	(64,280)	(11.2)	14.4
Other operating revenue (expenses)	3,256	0.5	(806)	(0.1)	n.a.
Profit before net financial revenue (expenses) and taxes	90,063	13.1	74,368	13.0	21.1
financial Revenue	46,868	6.8	58,421	10.2	(19.8)
Financial Expenses	(44,787)	(6.5)	(24,028)	(4.2)	86.4
Net Financial Result	2,081	0.3	34,393	6.0	(93.9)
Profit before taxes	92,144	13.4	108,761	19.0	(15.3)
Deferred Income Tax and social contribution	(11,130)	(1.6)	(14,699)	(2.6)	(24.3)
Current Income Tax and social contribution.	(9,959)	(1.5)	(9,217)	(1.6)	8.1
Net Income of the Fiscal Year	71,055	10.4	84,845	14.8	(16.3)

Net Operating Revenue

In 2018, the net operating revenue increased by 19.9% in relation to 2017, from R$571.6 million in the year ended December 31, 2017 to R$685.6 million in the year ended December 31, 2018, this growth results mainly from the following factors:

•	Revenue from subscriptions: the recurring revenue or gross operating revenue from subscriptions (operating revenue from maintenance and royalties) increased by 15.5%, from R$589.5 million in the fiscal year ended December 31, 2017 to R$680.8 million in the fiscal year ended December 31, 2018. This increase resulted mainly from (1) the continued cross-sale efforts to expand the additional products available to existing clients, particularly in relation to the TEF (wire transfer of funds) offer and receipt of electronic taxes by means of the Electronic Tax Coupon (NFC-e), which represented R$31.8 million of the increase in the revenue from subscriptions, (2) the impact of the acquisitions of Percycle, Itec, Único and DCG concluded in December 2017, and March, April and June 2018, respectively, which represented an aggregate increase by R$26.6 million of the increase in the revenue from subscriptions, (3) the impact of the acquisition of Synthesis and Shoback concluded in July and October 2017, respectively, which represented an increase of R$10.8 million and R$15.7 million, respectively, of the increase in the revenue from subscription, (4) an increase in the revenue from subscription of our clients in the upstream of gas stations, concessionaires and large retailers, represented an aggregated increase by R$5.5 million of the increase in the revenue from subscriptions.
•	Revenue from services: the revenue from advisory services increased by 55.3%, from R$66.6 million in the fiscal year ended December 31, 2017 to R$103.4 million in the fiscal year ended December 31, 2018. This increase results especially from the impact of eight new agreements in relation to the offer of omni-channel products, generating significant revenue due to the complexity of the offer of products.

Cost of services provided

The cost of services provided increased by 16.0%, from R$168.9 million in 2017 to R$195.8 million in 2018. This increase results mainly from the increase in the connectivity costs and from the costs of use of third-party data centers (i.e., public clouds) the Company incurred as a result of the increase in the sales of its offers of cloud-based services.

Administrative and general expenses

The administrative and general expenses increased by 14.4%, from R$190.9 million in 2017 to R$218.4 million in 2018. As a percentage of the net operating revenue, the administrative and general expenses decreased from 33.4% in 2017 to 31.9% in 2018. This evolution occurred mainly due to the following items (1) the impact of the acquisition of Percycle Itec, Unico and DCG in December 2017 and March, April, June 2018, respectively, which represented an aggregate increase by R$6.2 million of the increase in the general and administrative expenses; (2) hiring of new personnel to reinforce the corporate and back-office transactions, which represented R$5.2 (sic) of the increase in the general and administrative expenses; and (3) adjustments for inflation of the collective-bargaining agreement with the Company’s back-office employees, which represented R$0.2 million of the increase in the general and administrative expenses.

Sales

The expenses with sales increased by 53.3%, from R$72.4 million in the year ended December 31, 2017, to R$111.0 million in the year ended December 31, 2018. As a percentage of the net operating revenue, the expenses with sales increased from 12.7% in 2017 to 16.2% in 2018.

This increase resulted mainly from investments in the sale teams of the new Pay Hub, Digital and Big Retail structures, internal sales team dedicated to the main clients of the Company, which is also responsible for the Company’s commercial transactions in Latin America after we acquired Synthesis (whose name was subsequently changed to “Napse”) in July 2017.

Research and development

The expenses with research and development (R&D) increased by 14.4%, from R$64.3 million in the year ended December 31, 2017, to R$73.5 million in the same period of 2018. As a percentage of the net operating revenue, the expenses with R&D fell from 11.2% in the year ended December 31, 2017 to 10.7% in the same period in 2018.

This increase reflects mainly the increase in the payroll of the R&D department due to (1) the impact of the acquisitions of Percycle ITEC, Único and DCG in December 2017, March, April and June 2018, respectively, which represented an aggregate increase of R$5.7 million of the increase in the R&D expenses; (2) new hiring of additional software developers to support the implementation schedule of updates and launches of products, which represented an aggregate increase of R$3.7 million of the increase in the R&D expenses and (3) adjustment for inflation under the union negotiation of agreements governing the Company’s research and development employees, which represented an increase of R$1.1 million of the increase in the R&D expenses.

Net financial result (expense)

The Company’s net financial result decreased R$93.9% million, from R$34.4 million in the fiscal year ended December 31, 2017 to R$2.1 million in the fiscal year ended December 31, 2018, especially as a result of the following factors:

•	Financial revenue: our financial revenue decreased 19.8%, from R$58.4 million in the fiscal year ended December 31, 2017 to R$46.9 million in the fiscal year ended December 31, 2018. The reduction in the financial revenue resulted mainly from a 53.4% reduction in the interest of financial investments, which decreased from R$53.0 million in the fiscal year ended December 31, 2017 to R$24.7 million in the fiscal year ended December 31, 2018, especially due to

(1) the reduction in the CDI rate, which represented R$14.5 million of the reduction of the financial revenue, and (2) the redemption of investments to finance the acquisitions of ITEC, Único and DCG in 2018; which represented R$3.3 million of the reduction in the financial revenue. The reduction in the financial revenue was partially offset by a 566.7% increase in foreign-exchange gains from R$3.0 million in the fiscal year ended December 31, 2017 to a R$20.0 million revenue in the fiscal year ended December 31, 2018, especially due to the effect of the 14.6% valuation of the U.S. dollar in relation to the Real on our current assets denominated in U.S. dollars.

•	Financial expenses: the financial expenses increased by 86.4%, from R$24.0 million in the fiscal year ended December 31, 2017 to R$44.8 million in the fiscal year ended December 31, 2018. This variation resulted mainly from an increase by 383.3% in the loss resulting from foreign-exchange, from R$3.6 million in the fiscal year ended December 31, 2017 to R$17.4 million in the fiscal year ended December 31, 2018, especially due (1) to the effect of the valuation of the U.S. dollar in relation to the Real in our current and non-current U.S. dollar liabilities, which corresponded to an increase of R$13.8 million of the financial expenses; (2) increase in the inflation in Argentina, which increased some financial expenses incurred by the Company in its operations in Argentina, negatively affecting the financial expenses in the total amount of R$1.7 million; (3) increase by R$1.6 million in the discounts granted to clients that pay their invoices before the due date and (4) unsuccessful negotiations with clients in relation to default.

Profit Before Taxes

As a result of the above, the profit before taxes fell 15.3%, from R$108.8 million in the fiscal year ended December 31, 2017 to R$92.1 million in the fiscal year ended December 31, 2018.

Income Tax and Social Contribution

The income tax and social contribution of the Company decreased 11.8%, from R$23.9 million in the fiscal year ended December 31, 2017 to R$21.1 million in the fiscal year ended December 31, 2018, especially due to a smaller revenue before taxes. The effective tax rate was 22% and 23% for the fiscal year ended December 31, 2017 and for the fiscal year ended December 31, 2018, respectively.

Net Income

The net income fell 16.3%, from R$84.8 million in the fiscal year ended December 31, 2017 to R$71.1 million in the period ended December 31, 2018.

BALANCE SHEET

BALANCE SHEET ON DECEMBER 31, 2020 COMPARED WITH DECEMBER 31, 2019

The table below presents the amounts relating to the consolidated balance sheet of the Company on the indicated dates:

ASSETS
R$ thousand	December 31, 2020(1)	AV%	December 31, 2019(1)	AV%	AH%
Current Assets	1,194,021	44.6	1,299,970	50.7	-8.2
Cash and cash equivalents	45,562	1.7	75,898	3.0	(40.0)
Financial investments	548,788	21.8	902,289	35.2	(35.2)
Accounts receivable from clients	477,217	17.8	276,626	10.8	72.5
Taxes recoverable	37,702	1.4	22,648	0.9	66.5
Other credits	48,762	1.8	22,509	0.9	116.6
Non-Current Assets	1,484,312	55.4	1,263,973	49.3	31.5
Financial investments	2,467	0.1	2,073	0.1	19.0
Accounts receivable from clients	16,100	0.6	11,485	0.4	40.2
Taxes recoverable	4,341	0.2	5,166	0.2	(16.0)
Deferred taxes	14,891	0.6	3,357	0.1	343.6
Other credits	25,853	1.0	26,338	1.0	(1.8)
Property, plant and equipment	109,057	4.1	82,201	3.2	32.7
Intangible	1,209,948	45.2	1,009,314	39.4	19.9
Right of use	101,655	3.8	124,039	4.8	(18.0)
TOTAL ASSETS	2,678,333	100.0	2,563,943	100.0	4.5
LIABILITIES
R$ thousand	December 31, 2020(1)	AV%	December 31, 2019(1)	AV%	AH%
Current Liabilities	587,926	22.0	369,847	14.4	59.0
Suppliers	49,678	1.9	24,007	0.9	106.9
Accounts payable business establishments	250,618	9.4	80,463	3.1	211.6
Loans and financing	69,775	2.6	40,836	1.6	70.9
Loans payable	29,382	1.1	47,478	1.9	(38.1)
Labor obligations	63,067	2.4	51,080	2.0	23.5
Taxes and contributions payable	19,582	0.7	23,127	0.9	(15.3)
Income tax and social contribution	4,998	0.2	3,823	0.1	30.7
Accounts payable due to the acquisition of subsidiaries	57,346	2.1	43,432	1.7	32.0
Deferred revenue	23,938	0.9	36,360	1.4	(34.2)
Advance of dividends	60	0.0	9,719	0.4	(99.4)
Other liabilities	19,482	0.7	9,549	0.4	104.0
Non-Current Liabilities	470,343	17.6	404,252	15.8	16.3
Loans and financing	226,199	8.4	168,937	6.6	(33.9)
Loans payable	76,797	2.9	78,604	3.1	(2.3)
Labor obligations	2,687	0.1	1,977	0.1	35.9
Accounts payable due to the acquisition of subsidiaries	43,440	1.6	39,637	1.5	9.6
Deferred taxes	81,415	3.0	84,206	3.3	(3.3)
Deferred revenue	2,729	0.1	6,434	0.3	(57.6)
Provision for contingencies	28,929	1.1	19,588	0.8	47.7
Other liabilities	8,147	0.3	4,869	0.2	67.3
Stockholders’ equity	1,620,064	60.5	1,789,844	69.8	(9.5)
Capital stock	645,447	24.1	645,447	25.2	0.0
Capital reserves	1,153,554	43.1	1,165,605	45.4	(1.0)
Shares in treasury	(299,856)	(11.2)	(225,954)	(8.8)	32.7
Appropriated Retained Earnings	124,134	4.6	200,596	7.8	(38.1)
Additional dividends proposed	-	-	10,281	0.4	(100.0)
Other comprehensive results	(3,215)	(0.1)	(6,131)	(0.2)	(47.6)
TOTAL LIABILITIES	2,678,333	100.0	2,563,943	100.0	5.5

(1) Reflects the adoption of the IFRS 16 – Leases, as from January 1st, 2019.

Current assets

On December 31, 2020, the current assets were R$1,194.0 million, in comparison with R$1,300.0 million on December 31, 2019. In relation to the total assets, the current assets were 44.6% on December 31, 2020 and 50.7% on December 31, 2019. The increase by 8.2% resulted mainly from the variations in the items Financial investments.

Non-current assets

On December 31, 2020, the non-current assets were R$1,484.3 million, in comparison with R$1,264.0 million on December 31, 2019. In relation to the total assets, the non-current assets were 55.4% on December 31, 2020 and 49.3% on December 31, 2019.

Current liabilities

On December 31, 2020, the current liabilities were R$587.9 million, in comparison with R$369.8 million on December 31, 2019. In relation to the total liabilities and stockholders’ equity, the current liabilities were 22.0% on December 31, 2019 and 14.4% on December 31, 2019. The increase by 59.0% resulted mainly from the variations in the items Accounts Payable to Business Establishment, Loans and Financing and Suppliers.

Non-current liabilities

On December 31, 2020, the non-current liabilities were R$470.3 million, in comparison with R$404.3 million on December 31, 2019. In relation to the total liabilities and stockholders’ equity, the non-current liabilities were 17.6% on December 31, 2019 and 15.8% on December 31, 2018.

Stockholders’ equity

On December 31, 2020, the stockholders’ equity was R$1,620.1 million, in comparison with R$1,789.8 million on December 31, 2019. The reduction by 9.5% resulted mainly from the variation in the item Profit Reserve.

BALANCE SHEET ON DECEMBER 31, 2019 COMPARED WITH DECEMBER 31, 2018

The table below presents the amounts relating to the consolidated balance sheet of the Company on the indicated dates:

ASSETS
R$ thousand	December 31, 2019(1)	AV%	December 31, 2018	AV%	AH%
Current Assets	1,299,970	50.7	698.504	42.4	86.1
Cash and cash equivalents	75,898	3.0	49,850	3.0	52.3
Financial investments	902,289	35.2	413,374	25.1	118.3
Accounts receivable from clients	276,626	10.8	167,102	10.1	65.5
Taxes recoverable	22,648	0.9	35,094	2.1	(35.5)
Other credits	22,509	0.9	33.084	2.0	(32.0)
Non-Current Assets	1,263,973	49.3	949,172	57.6	33.2
Financial investments	2,073	0.1	-	-	n.a.
Accounts receivable from clients	11,485	0.4	3,280	0.2	250.2
Taxes recoverable	5,166	0.2	-	-	n.a.
Deferred taxes	3,357	0.1	4,449	0.3	(24.5)
Other credits	26,338	1.0	17,536	1.1	50.2
Property, plant and equipment	82,201	3.2	74,273	4.5	10.7
Intangible	1,009,314	39.4	849,634	51.6	18.8
Right of use	124,039	4.8	-	-	n.a.
TOTAL ASSETS	2,563,943	100.0	1,647,676	100.0	55.6

LIABILITIES
R$ thousand	December 31, 2019(1)	AV%	December 31, 2018	AV%	AH%
Current Liabilities	369,847	14.4	220,700	13.4	67.6
Suppliers	24,007	0.9	13,623	0.8	76.2
Loans and financing	41,245	1.6	40,720	2.5	1.3
Loans payable	47,478	1.9	-	-	n.a.
Labor obligations	51,080	2.0	43,801	2.7	16.6
Taxes and contributions payable	23,127	0.9	13,455	0.8	71.9
Income tax and social contribution	3,823	0.1	1,206	0.1	217.0
Accounts payable due to the acquisition of subsidiaries	43,432	1.7	57,099	3.5	(23.9)
Deferred revenue	36,360	1.4	40,053	2.4	(9.2)
Advance of dividends	9,719	0.4	2,764	0.2	251.6
Other liabilities	89,576	3.5	7,979	0.5	1,022.6
Non-Current Liabilities	404,252	15.8	369,767	22.4	9.3
Loans and financing	168,937	6.6	209,261	12.7	(19.3)
Loans payable	78,604	3.1	-	-	n.a.
Labor obligations	1,977	0.1	-	-	n.a.
Accounts payable due to the acquisition of subsidiaries	39,637	1.5	55,388	3.4	(28.4)
Deferred taxes.	84,206	3.3	72,635	4.4	15.9
Deferred revenue	6,434	0.3	19,195	1.2	(66.5)
Provision for contingencies.	19,588	0.8	10,960	0.7	78.7
Other liabilities	4,869	0.2	2,328	0.1	109.1
Stockholders’ equity	1,789,844	69.8	1,057,209	64.2	69.3
Capital stock	645,447	25.2	488,467	29.6	32.1
Capital reserves	1,165,605	45.4	518,252	31.5	124.9
Shares in treasury	(225,954)	(8.8)	(148,373)	(9.0)	52.3
Appropriated Retained Earnings	200,596	7.8	179,457	10.9	11.8
Additional dividends proposed	10,281	0.4	22,236	1.3	(53.8)
Other comprehensive results	(6,131)	(0.2)	(2,830)	(0.2)	116.6
TOTAL LIABILITIES	2,563,943	100.0	1,647,676	100.0	55.6

(1) Reflects the adoption of the IFRS 16 – Leases, as from January 1st, 2019.

Current assets

On December 31, 2019, the current assets were R$1,300.0 million, in comparison with R$698.5 million on December 31, 2018. In relation to the total assets, the current assets were 50.7% on December 31, 2019 and 42.4% on December 31, 2018. The increase by 86.1% resulted mainly from the variations in the items Financial investments and Accounts receivable from clients.

Non-current assets

On December 31, 2019, the non-current assets were R$1,263.9 million, in comparison with R$949.2 million on December 31, 2018. In relation to the total assets, the non-current assets were 49.3% on December 31, 2019 and 57.6% on December 31, 2018.

Current liabilities

On December 31, 2019, the current liabilities were R$369.8 million, in comparison with R$220.7 million on December 31, 2018. In relation to the total liabilities and stockholders’ equity, the current liabilities were 14.4% on December 31, 2019 and 13.4% on December 31, 2018. The increase by 67.6% resulted mainly from the variations in the items Leases Payable and Other liabilities.

Non-current liabilities

On December 31, 2019, the non-current liabilities were R$404.3 million, in comparison with R$369.8 million on December 31, 2018. In relation to the total liabilities and stockholders’ equity, the non-current liabilities were 15.8% on December 31, 2019 and 22.4% on December 31, 2018.

Stockholders’ equity

On December 31, 2019, the stockholders’ equity was R$1,789.8 million, in comparison with R$1,057.2 million on December 31, 2018. The reduction by 69.3% resulted mainly from the variation in the items Capital reserve and Capital Stock.

BALANCE SHEET ON DECEMBER 31, 2018 COMPARED WITH DECEMBER 31, 2017.

The table below presents the amounts relating to the consolidated balance sheet of the Company on the indicated dates:

ASSETS
R$ thousand	December 31, 2018	AV%	December 31, 2017	AV%	AH%
Current Assets	708,827	43.0	720,084	46.0	(1.6)
Cash and cash equivalents	49,850	3.0	42,918	2.7	16.2
Financial investments	413,374	25.1	487,816	31.2	(15.3)
Accounts receivable from clients	167,102	10.1	128,177	8.2	30.4
Taxes recoverable	35,094	2.1	33,054	2.1	6.2
Other credits	43,407	2.6	28,119	1.8	54.4
Non-Current Assets	938,849	57.0	843,940	54.0	11.2
Financial investments	-	-	20,990	1.3	n.a.
Accounts receivable from clients	3,280	0.2	2,952	0.2	11.1
Deferred taxes	4,449	0.3	4,272	0.3	4.1
Other credits	7,213	0.4	1,485	0.1	385.7
Property, plant and equipment	74,273	4.5	62,332	4.0	19.2
Intangible	849,634	51.6	751,909	48.1	13.0
TOTAL ASSETS	1,647,676	100.0	1,564,024	100.0	5.3
LIABILITIES
R$ thousand	December 31, 2018	AV%	December 31, 2017	AV%	AH%
Current Liabilities	220,700	13.4	169,238	10.8	30.4
Suppliers	13,623	0.8	8,518	0.5	59.9
Loans and financing	40,720	2.5	31,783	2.0	28.1
Labor obligations	43,801	2.7	38,869	2.5	12.7
Taxes and contributions payable	13,455	0.8	13,194	0.8	2.0
Income tax and social contribution	1,206	0.1	485	0.0	148.7
Accounts payable due to the acquisition of subsidiaries	57,099	3.5	56,087	3.6	1.8
Deferred revenue	40,053	2.4	8,478	0.5	372.4
Advance of dividends	2,764	0.2	4,211	0.3	(34.4)
Other liabilities	7,979	0.5	7,613	0.5	4.8

Non-Current Liabilities.	369,767	22.4	224,266	14.3	64.9
Loans and financing	209,261	12.7	65,505	4.2	219.5
Accounts payable due to the acquisition of subsidiaries	55,388	3.4	74,680	4.8	(25.8)
Deferred taxes	72,635	4.4	80,324	5.1	(9.6)
Deferred revenue	19,195	1.2	-	-	n.a.
Provision for contingencies	10,960	0.7	2,776	0.2	294.8
Other liabilities	2,328	0.1	981	0.1	137.3
Stockholders’ equity	1,057,209	64.2	1,170,520	74.8	(9.7)
Capital stock	488,467	29.6	486,032	31.1	0.5
Capital reserves	369,879	22.4	479,809	30.7	(22.9)
Appropriated Retained Earnings	179,457	10.9	186,137	11.9	(3.6)
Additional dividends proposed	22,236	1.3	18,789	1.2	18.3
Other comprehensive results	(2,830)	(0.2)	(247)	(0.0)	n.a.
TOTAL LIABILITIES	1,647,676	100.0	1,564,024	100.0	5.3

Current assets

On December 31, 2018, the current assets were R$708.8 million, in comparison with R$720.1 million on December 31, 2017. In relation to the total assets, the current assets were 43.0% on December 31, 2018 and 46.0% on December 31, 2017.

Non-current assets

On December 31, 2018, the non-current assets were R$938.8 million, in comparison with R$843.9 million on December 31, 2017. In relation to the total assets, the non-current assets were 57.0% on December 31, 2018 and 54.0% on December 31, 2017.

Current liabilities

On December 31, 2018, the current liabilities were R$220.7 million, in comparison with R$169.2 million on December 31, 2017. In relation to the total liabilities and stockholders’ equity, the current liabilities were 13.4% on December 31, 2018 and 10.8% on December 31, 2017. The 30.4% increase resulted from the increase in the deferred revenue.

Non-current liabilities

On December 31, 2018, the non-current liabilities were R$369.8 million, in comparison with R$224.3 million on December 31, 2017. In relation to the total liabilities and stockholders’ equity, the non-current liabilities were 22.4% on December 31, 2018 and 14.3% on December 31, 2017.

Stockholders’ equity

On December 31, 2018, the stockholders’ equity was R$1,057.2 million, in comparison with R$1,170.5 million on December 31, 2017.

Net cash flow generated from (used in) investment activities

The net cash flow used in investment activities was R$58.2 million in the fiscal year ended December 31, 2020 in comparison with the net cash flow applied in the investment activities of R$648.0 million in the fiscal year ended December 31, 2019, representing a variation of 109.0%, representing R$706.2 million. This variation results from: (i) reduction in the contribution of financial investments; and (ii) an increase in the redemption of financial investment linked to the acquisitions in the period.

Net cash flow generated from (used in) financing activities

The net cash generated from financing activities decreased R$692.0 million, from R$545.3 million generated in the fiscal year ended December 31, 2019, to R$146.7 million used in in the fiscal year ended December 31, 2020. This variation is mainly due to the entry of loans and financing in 2020, in addition to the repurchase of common shares held in treasury by the Company.

The net cash generated from the financing activities increased by R$599.7 million, from R$54 million used in the fiscal year ended December 31, 2018, to R$545.7 million generated in the fiscal year ended December 31, 2019. This variation is due mainly to the funds originating from the IPO made in the New York stock exchange (NYSE) in 2019.

The net cash used in the financing activities decreased 58.2% or R$75.0 million, from R$129.0 million in the fiscal year ended December 31, 2017, to R$54.0 million in the fiscal year ended December 31, 2018. This variation is due mainly to the net funds received in connection with the BNDES financing in 2018, which was partially offset by repurchases of common shares held in treasury by the Company.

Increase (Reduction) in Cash and Cash Equivalents

As a result of the aforementioned factors, the balance of cash and cash equivalents was reduced by R$30.3 million. It was R$45.6 million on December 31, 2020, compared to R$75.9 million on December 31, 2019.

As a result of the aforementioned factors, the balance of cash and cash equivalents was increased by R$26.0 million. It was R$75.9 million on December 31, 2019, compared to R$49.9 million on December 31, 2018.

As a result of the aforementioned factors, the balance of cash and cash equivalents was increased by R$7.0 million. It was R$49.9 million on December 31, 2018, compared to R$42.9 million on December 31, 2017.

Capital expenditures

In the fiscal years ended December 31, 2020, 2019 and 2018, the net cash invested in capital expenditures of the Company (understood as the acquisition of intangible assets and property, plant and equipment) totaled R$125.3 million, R$98.5 million, 82.2 million, respectively. The capital expenditures of the Company result mainly from expenses capitalized with research and development and computer equipment.

10.2 - Operating and Financial Income

(a)	Results of the Company’s operations

(i)	Description of any important components of the revenue

Linx operates in the SaaS business model, by means of which it generates revenue with (1) monthly payments of subscription for the use of its software, which helps to guarantee the consistency and predictability of the revenue and (2) revenue from advisory services for installation, implementation, customization and training services.

Most of the Company’s revenue derives from the monthly payments for use of the systems internally developed. Our revenue is divided into four groups:

•	Revenue from subscriptions: The recurrent revenue results from: (1) revenue relating to services to provide the client with the right to use the software in a cloud-based infrastructure provided by the Company and its subsidiaries or in a third-party cloud, or also based on the very internal infrastructure of the client, where the client does not have the right to terminate the agreement and take possession of the software or use it in its or a third-party’s IT infrastructure; and (2) revenue relating to technological support, helpdesk, equipment rental, software hosting service, payment for use of the tools and support teams located at the clients and connectivity services. The monthly maintenance is aggregated in an agreement the term of which is usually twelve months. Revenue from monthly subscriptions are not reimbursable and are monthly invoiced and paid. This revenue is acknowledged in the result every month as the services are provided, commencing on the date on which the services are provided by the client and all other criteria for the acknowledgment of revenue are met.

•         Revenue from services: they are deemed non-recurrent and involve implementation services, including customization, training, software licenses and other services. The revenue from services are acknowledged in the result according to their realization.

•	Revenue from Royalties: The revenue relating to licenses of use are acknowledged when it determines the time when all risks and benefits of the license are transferred upon provision of the software and the amount may be reliably measured, and whenever it is probable that the economic benefits will be generated in favor of the Company and its subsidiaries.

•         Revenue from sub-acquisition: it results from capture of the transactions with credit and debit cards and is recognized on the date the transactions are captured/processed

In case the invoiced amounts exceed the services provided, then the difference is presented as deferred revenue (current and non-current liabilities) in the balance sheet.

(ii)	Factors that have materially affected the operating results

The operating results of the Company in the fiscal years 2020, 2019 and 2018 were materially affected by the acquisitions made by the Company in these periods, as detailed for each period in item 10.1(f) of this document.

(b)	Variations in revenue attributable to price modifications, exchange rates, inflation, change in volumes and introduction of new products and services

The Company’s revenue is directly affected by the changes in the inflation rate, because a large part of the service and maintenance agreements between the Company and its clients are indexed to inflation indices. The main impacts in the variations of revenue of the Company in the fiscal years ended December 31, 2020, 2019 and 2018 are explained by the decoupling between the IGPM and the IPCA, which adversely affects the price component in the growth of the recurring revenue, due to the changes in volumes of sales and introduction of new products and services of the Company based on the acquisitions occurred in these periods.

(c)	Impact of the inflation, of the variation in the prices of the main inputs and products, of the foreign exchange and of the interest rate in the operating result and in the financial result of the Company

The man risks linked to the operations of the Company and its subsidiaries are linked to the variation of the TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR, for financing with the BNDES and accounts payable for the acquisition of companies and CDI for financial investments.

The investments with CDI are registered at market value, according to the quotations disclosed by the respective financial institutions, and the others refer, to the most part, to a bank deposit certificate. Therefore, the registered value of these instruments does not present a difference for the market value.

For the purpose of checking the sensitivity of the index in the financial statements to which the Company and its subsidiaries were exposed on the base date December 31, 2020, three different scenarios were defined for the risk of reduction of the CDI. Based on the index of December 2020, which was 1.90% (4.40% on December 31, 2019), it was defined as probable scenario; based thereon, they were 25% and 50%.

Consolidated
Operation	Balance on December 31, 2020	Risk	Scenario I (Probable)	Scenario II	Scenario III

Financial investments	587,245	Reduction	1.90%	1.43%	0.95%
Financial revenue		of the CDI	11,158	8,398	5,579

For the purpose of checking the sensitivity of the index in the debts to which the Company and its subsidiaries were exposed on the base date December 31, 2020, three different scenarios were defined for the risk of increase in the indices. Based on the amounts of the TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR in effect on December 31, 2020, available at the CETIP, IBGE, Central Bank, FGV, among others. Therefore, the probable scenario for the year 2020 was defined and, based thereon, the variations of 25% and 50% were calculated.

For each scenario, the gross financial expense was calculated, without considering the levy of taxes and the flow of maturity dates of each agreement scheduled for 2020. The base date used for any financing was December 31, 2020, projecting the indices for one year and checking the sensitivity thereof in each scenario.

Consolidated
Operation	Balance on December 31, 2020	Risk	Scenario I (Probable)	Scenario II	Scenario III

Financing - BNDES	295,974	Increase	13,467	16,841	20,215

Rate subject to the variation		in the TJLP	4.55%	5.69%	6.83%

Acquisition of companies	10,162	Increase	2,351	2,940	3,527
Rate subject to the variation		in the IGPM	23.14%	28.93%	34.71%

Acquisition of companies	944	Increase	18	22	27
Rate subject to the variation		in the CDI	1.90%	2.38%	2.85%

Acquisition of companies	21,431	Increase	969	1,211	1,454
Rate subject to the variation		in the IPCA	4.52%	5.65%	6.78%

Acquisition of companies	10,841	Devaluation	537	671	805
Rate subject to the variation		of the R$	5.20%	6.50%	7.80%

In July 2018, considering that the inflation accumulated in the last three years in Argentina exceeded 100%, the application of the financial reporting in hyperinflationary economies (IAS 29/CPC 42) commenced to be required over the subsidiary Napse S.R.L., located in Argentina.

In accordance with IAS 29/CPC 42, the non-monetary assets and liabilities, the stockholders’ equity and the income statement of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, upon application of a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether based on the approach by the history cost or on the approach by the current cost, must be expressed in terms of the current measurement unit on the balance sheet date and converted into Real at the closing exchange rate of the period.

10.3 - Occurred and Expected Events with Relevant Effects, in the Financial Statements

(a)           Introduction or sale of operating segment

There was no introduction or sale of the operating segment.

(b)           Creation, acquisition or sale of equity interest

In 2018, Linx acquired 100% of Itec, for a total value of up to R$25.5 million. The company develops and sells pharmacy management and automation software.

In 2018, Linx acquired 100% of Único, for a total value of up to R$25.0 million. Único develops multichannel management tools for promotions and cloud-based loyalty.

On April 1, 2019, DCG Soluções para Venda Digital S.A., or DCG, was merged and its net assets were consolidated in the balance sheet of subsidiary Linx Sistemas e Consultoria Ltda. The merger of DCG did not result in capital increase or change in the Company’s shareholding structure.

On April 2, 2019, Linx acquired 100% of Hiper Software S.A. for the total amount of R$17.7 million, in addition to the payment of up to R$14.6 million, subject to the achievement of financial and operational targets between 2019 and 2021, linked to the penetration of TEF and Linx Pay solutions in its customer base, among other targets. The company develops sales and store management software.

On June 27, 2019, Linx acquired 100% of Millennium Network Ltda, for the total amount of R$62.8 million in cash. In addition, subject to the achievement of financial and operational targets for the years between 2019 and 2022, it will pay the amount of up to R$23.9 million. Millennium is a reference in ERP solution for e-commerce in the SaaS model that allows the retailer, jointly with other technologies, to offer the consumer an omnichannel experience, an important retail trend. On November 1, 2019, Millennium’s net assets were consolidated in the balance sheet of our subsidiary Linx Sistemas e Consultoria Ltda. The merger of Millennium did not require capital increase or any change in Linx’s shareholding structure.

On October 16, 2019, Linx acquired 100% of SetaDigital Sistemas Gerencial Ltda, for the total amount of R$29.8 million in cash. In addition, subject to the achievement of financial and operational targets for the years between 2019 and 2021, it will pay the amount of up to R$4.9 million. The company is a reference in ERP and POS solutions for the footwear industry.

On January 30, 2020, Linx acquired 100% of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda, or PinPag, for the total amount of R$135.0 million in cash. In addition, subject to the achievement of financial and operational targets for the years between 2021 and 2022, it will pay the amount of up to R$65.5 million. PinPag is a fintech specializing in electronic payment methods, and offers customized and disruptive installment solutions for retailers.

On February 3, 2020, Linx acquired 100% of RRA Ferreira ME, or Neemo, for the total amount of R$17.6 million in cash. In addition, subject to the achievement of financial and operational targets for the years between 2021 and 2023, it will pay the amount of up to R$4.8 million. Neemo is a groundbreaker in personalized delivery solutions through the integration of establishments’ delivery application and e-commerce platform, offering consumers an omnichannel experience. In addition, it enables restaurants and their consumers to take and pick up orders at the store, place orders at the table using a QR Code and use messaging services, such as Facebook Messenger.

On March 31, 2020, Sback Tecnologia da Informação Ltda., or Sback, a cloud platform operator, was merged into subsidiary Linx Sistemas e Consultoria Ltda. The merger of Sback did not require any capital increase or change Linx’s shareholding structure.

On August 11, 2020, Linx and STNE entered into the Partnership Agreement and Other Covenants, for the Companies’ business combination. On October 2, 2020, the Companies executed the Protocol and Justification for the Merger of Shares.

On September 4, 2020, Linx acquired 100% of CR Sistemas Ltda., or Humanus, for the total amount of R$13.6 million in cash. In addition, subject to the achievement of financial and operational targets for the years between 2021 and 2023, it will pay the amount of up to R$2.4 million. Humanus provides payroll management and HCM software to medium-sized companies belonging to different sectors of the economy. Its cloud-based solutions serve 1,300 companies across Brazil.

On November 13, 2020, Linx acquired 100% of Mercadapp Soluções em Software Ltda., or Mercadapp, for the total amount of R$7.0 million in cash. In addition, subject to the achievement of financial and operational targets for the years between 2020 and 2022, it will pay the amount of up to R$2.5 million. Additionally, Linx will retain the amount of R$1.0 million, subject to the absence of contingencies, resulting in the total transaction amount of R$10.5 million. Mercadapp provides a white label platform of online sales solutions for small and medium-sized supermarkets in 17 Brazilian states, in addition to the Federal District. Its web platform and delivery solutions are cloud-based, serving around 170 stores in Brazil, and its business model is based on recurring revenue (SaaS), combined with one charge per transaction.

The aforementioned acquisitions had the immediate effect of increasing the Company’s gross operating revenue. The management of Linx S.A. expects that the acquired companies will have their pace of growth accelerated with the expected synergies and investments made by the Company, and, therefore, will accelerate revenue growth.

(c)           Unusual events or transactions

On August 11, 2020, the Partnership and Other Covenants Agreement (“Partnership Agreement”) was executed by the Company, by STNE Participações S.A. (“STNE”, and jointly with Linx, the “Companies”), and by STONECO LTD. (“StoneCo”), the parent company of STNE, with the intervention and consent of other third parties. This agreement addresses the combination of the Company’s and STNE’s business activities (“Transaction”). The execution of the Partnership Agreement was approved by Linx’s Board of Directors at a meeting held on August 10, 2020.

On October 2, 2020, Linx and STNE executed the Protocol and Justification for the Merger of Shares which established the terms and conditions for the absorption by STNE of all Linx shares, followed by a redemption of shares, as well as the second amendment to the Partnership Agreement (“STNE Transaction”), as explained in item 8.4.

10.4 - Significant Changes in Accounting Practices - Qualifications and Emphasis in the Auditor’s Opinion

(a)	Significant changes in accounting practices

On January 1, 2019, IFRS 16, which addresses leasing transactions, came into force.

The Company and its subsidiaries have lease agreements for various items of facilities, equipment and other items. Prior to the adoption of IFRS 16/CPC 06 (R2), the Company and its subsidiaries classified each of their leases (as a lessee) on the start date as a financial lease or as an operating lease. A lease is classified as a financial lease if it makes a substantial transfer to the Company and its subsidiaries of all the risks and rewards inherent to the ownership of the leased asset; otherwise, it is classified as an operating lease. Prior to the adoption of IFRS 16/CPC 06 (R2), the Company and its subsidiaries did not have financial lease contracts. In an operating lease, the leased property was not capitalized and the lease payments were recognized as a rental expense in the income statement on a straight-line basis over the lease term. Any prepaid rent and accumulated rent were recognized in prepaid expenses, suppliers and other accounts payable, respectively.

After the adoption of IFRS 16/CPC 06 (R2), the Company and its subsidiaries applied a unique recognition and measurement approach for all leases in which they are the lessee, except for short-term leases and leases of low-value assets. The Company and its subsidiaries recognized lease liabilities and right-of-use assets representing the right to use the underlying assets.

In accordance with the modified retrospective adoption method, the Company and its subsidiaries applied IFRS 16/CPC 06 (R2) retrospectively, with the cumulative effect of initially applying the standard as an adjustment on the date of initial application.

IFRIC 23/ICPC 22 - Uncertainties regarding the treatment of taxes on profit. This interpretation clarifies how to apply the recognition and measurement requirements of IAS 12/CPC 32 when there is uncertainty about income tax treatments. In these circumstances, the entity must recognize and measure its current or deferred tax asset or liability, applying the requirements of IAS 12/CPC 32 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, which are determined based on this interpretation. This interpretation came into effect as of January 1, 2019 and even considering that the Company and its subsidiaries operate in a complex tax environment, Management concluded that the tax authorities are likely to accept the tax treatments (including those applied to subsidiaries), and, therefore, without impact on the application of this Interpretation in the financial statements.

(b)	Significant effects of changes in accounting practices

Leases previously accounted for as operating leases

The Company and its subsidiaries recognized assets for use rights and lease obligations for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the book value as if the standard had been applied, in addition to the use of the incremental loan rate on the date of initial application. In some leases, the right-of-use assets were recognized based on an amount equal to the lease liability, adjusted for any related prepayments and accumulated lease payments previously recognized. Leasing liabilities were recognized based on the present value of the remaining lease payments, discounted at the incremental loan rate on the date of initial application.

Incremental Borrowing Rate - IBR

The Company and its subsidiaries used cash flow for accounting purposes without considering the effect of inflation on the flows to be discounted. In addition, considering CVM Official Letter SNC/SEP 02/2019 - Guidance on the application of IFRS 16/CPC 06 (R2) - Leases, the Company and its subsidiaries evaluated on December 31, 2019 the incremental rate in accordance with the aforementioned guidance for future lease payments discounted to present value, using the basic interest rate for a readily observable term, including credit and guarantee risk.

The Company and its subsidiaries also applied the practical procedures available, in which:

It used a single discount rate for a lease portfolio with reasonably similar characteristics;

•	Relying on its evaluation of whether the leases are costly immediately before the date of the initial application;

•	Retrospective view used in determining the lease term, when the contract contains options to extend or terminate the lease.

Based on the above, on January 1, 2019:

•	Right-of-use assets in the amount of R$102,190 were recognized and informed separately in the balance sheet.
•	Other lease liabilities in the amount of R$91,796 were recognized and included in loans and financing subject to interest and a discount rate of 9.15%.
•	Early disbursements in the amount of R$10,394 related to previous operating leases were derecognized and not recognized in leasing payable.

(c) Qualifications and emphasis in the auditor’s opinion

In the last three fiscal years, there are no qualifications and emphasis in the auditor’s opinion.

10.5 - Critical Accounting Policies

The Company’s financial statements were prepared in accordance with the Accounting Practices Adopted in Brazil and the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), which requires certain judgments and assumptions in determining the amount and registration of accounting estimates, regarding the effects of issues that are uncertain by nature, and that impact the value of the Company’s assets and liabilities. Actual results may differ from such estimates.

In order to provide an understanding of how the judgment and estimates of certain future events are formed, the Company summarized below the main critical accounting practices, in the opinion of its Officers.

The accounting policies described below have been applied consistently to all years informed in the individual and consolidated financial statements.

Revenue Recognition

The Company’s revenue is generated by performance obligations that consist of (1) recurring revenue, which allows customers to: (i) the right to use Linx software; and (ii) receive technology support, helpdesk services, software hosting services, support teams and connectivity service, and (2) revenue from consulting services for installation services related to our software, including customization and training. If the amounts billed exceed the services provided and the revenue is recognized, the difference is shown in the balance sheet (current liabilities) as deferred revenue.

In certain agreements, the Company charges a prepayment of royalties associated with the subscription service. In 2017, this initial payment was amortized over the term of the contract, in 2018 and 2019, under IFRS 15, the initial payment was amortized over the average life of the customer. Subscription revenue applies to our Linx Core product line and some Linx Digital and Linx Pay Hub products. Linx Core’s transactions include management software that we provide by monthly subscription. In Linx Digital, some products, such as the e-commerce platform and OMS, generate revenue from subscriptions, in addition to revenues incurred as basis for the percentage of sales through the platforms. In Linx Pay Hub, products such as TEF, Conciliator and QR Linx generate monthly recurring revenues based on subscription.

The rest of the Linx Digital and Linx Pay Hub product lines are provided on an incurred basis as a percentage of sales through the platform. These products generated significant revenue only as of 2019, when they accounted individually for 14.6% and 13.5%, respectively, of the Company’s recurring revenue. For multi-element contractual agreements, the contract value will be allocated to the relative individual selling price of each performance obligation included in the agreement.

Impairment test of goodwill on acquisition and intangible assets

Goodwill impairment loss occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value, less disposal costs and the value in use.

The fair value, less disposal costs, is based on information available on transactions for the sale of similar assets or market prices less incremental costs of disposal. The calculation of the value in use is based on the discounted cash flow model. Cash flows are estimated using detailed budgets and forecast calculations over a five-year period, and do not include restructuring activities that we have not yet committed to or significant future investments that will improve the asset base of the cash-generating unit. The estimated recoverable value is sensitive to the key assumptions, including the discount rate used in determining current values, expected future cash inflows and the long-term growth rate used to estimate cash flows in perpetuity.

Business combination

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured by the sum of the consideration transferred, which is evaluated based on the fair value on the acquisition date, and the value of any non-controlling interest in the acquired company. For each business combination, the acquirer must measure the non-controlling interest in the acquired company at fair value or based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition should be accounted for as an expense when incurred.

When acquiring a business, the Company and its subsidiaries evaluate the financial assets and liabilities assumed to classify and allocate them according to the contractual terms, economic circumstances and the relevant conditions on the acquisition date, which includes the segregation by the acquiree of embedded derivatives existing in host contracts in such acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration considered as an asset or a liability should be recognized in the income statement.

The Company measures goodwill as the excess of the consideration transferred in relation to the net assets acquired (identifiable net assets acquired and liabilities assumed). If the consideration is less than the fair value of the net assets acquired, the difference should be recognized as gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. To test the recoverable amount, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the synergies of the combination, regardless of other assets or liabilities of the acquiree being attributed to these units.

10.6 - Relevant Items Not Evidenced In The Financial Statements

(a)                  the assets and liabilities held directly or indirectly by the Company that do not appear in its balance sheet (off-balance sheet items)

i.               operating leases, assets and liabilities

There are no relevant items not evidenced in the Company’s consolidated financial statements.

ii.                  portfolios of receivables written off over which the entity maintains risks and responsibilities, indicating the respective liabilities

The Company does not have written-off receivables portfolios over which it maintains risks and responsibilities

iii.               contracts for the future purchase and sale of products or services

There are no relevant items not evidenced in the Company’s consolidated financial statements.

iv.               unfinished construction contracts

The Company does not have construction contracts that are not shown in the financial statements.

v.               contracts for future financing

The Company does not have contracts for future financing.

(b)                other items not shown in the financial statements

There are no other items that are not evidenced in the financial statements.

10.7 - Comments on Items Not Evidenced in the Financial Statements

(a)       How such items change or may change revenues, expenses, operating income, financial expenses or other items in the Company’s financial statements

There are no assets and liabilities held by the Company that are not recorded in the financial statements.

(b)       Nature and purpose of the transaction

There are no assets and liabilities held by the Company that are not recorded in the financial statements.

(c)       Nature and amounts of obligations assumed and rights generated in favor of the Company as a result of the operation

There are no other items held by the Company that are not recorded in the financial statements.

10.8 - Business Plan

(a)	investments, including:
(i)	quantitative and qualitative description of investments in progress and planned investments

On June 22, 2018, Linx announced the acquisition of 100% of DCG, for a total amount of up to R$67.0 million. The company operates in the development of e-commerce platforms and technological solutions in the Software as a Service (SaaS) model that allow digital sales and connection with marketplaces.

On April 2, 2019, Linx acquired 100% of Hiper Software S.A. for the total amount of R$17.7 million, and, in addition, the payment of up to R$14.6 million, subject to the achievement of financial and operational goals between 2019 and 2021, linked to the penetration of TEF and Linx Pay solutions in its customer base, among other goals. The company operates in the development of sales and store management software.

On June 27, 2019, Linx acquired 100% of Millennium Network Ltda. For the total amount of R$62.8 million in cash and, additionally, subject to the achievement of financial and operational goals, for the years between 2019 and 2022, it will pay the amount of up to R$23.9 million. Millennium is a reference in ERP solutions for e-commerce in the SaaS model that allows retailers, along with other technologies, to offer consumers an omnichannel experience, which is an important retail trend. On November 1, 2019, Millennium’s net assets were consolidated in the balance sheet of our subsidiary Linx Sistemas e Consultoria Ltda. The merger of Millennium did not require a capital increase or any change in Linx’s shareholding structure.

On October 16, 2019, Linx acquired 100% of SetaDigital Sistemas Gerenciais Ltda. For the total amount of R$29.8 million in cash and, additionally, subject to the achievement of financial and operational goals, for the years between 2019 and 2021, it will pay the amount of up to R$4.9 million. The company is a reference in ERP and POS solutions for the footwear sector.

On January 30, 2020, Linx acquired 100% of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda, or PinPag. For the total amount of R$135.0 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2021 and 2022, it will pay the amount of up to R$65.5 million. PinPag is a fintech specialized in electronic means of payment and offers customized and disruptive installment payment solutions for retailers.

On February 3, 2020, Linx acquired 100% of RRA Ferreira ME, or Neemo. For the total amount of R$17.6 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2021 and 2023, it will pay the amount of up to R$4.8 million. Neemo is one of the pioneers in customized delivery solutions through the integration of the merchant’s delivery application and its e-commerce platform, offering consumers an omnichannel experience. In addition, it enables restaurants and their consumers to collect orders at the store, place orders at the table using a QR Code and by messaging services, such as Facebook Messenger.

On September 4, 2020, Linx acquired 100% of CR Sistemas Ltda., or Humanus. For the total amount of R$13.6 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2021 and 2023, it will pay the amount of up to R$2.4 million. Humanus provides payroll management and HCM software to midsize companies belonging to different sectors of the economy. Its cloud-based solutions serve 1,300 companies in Brazil.

On November 13, 2020, Linx acquired 100% of Mercadapp Soluções em Software Ltda., or Mercadapp. For the total amount of R$7.0 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2020 and 2022, it will pay the amount of up to R$2.5 million. Additionally, Linx will withhold the amount of R$1.0 million subject to the absence of contingencies, setting the total transaction amount at R$10.5 million. Mercadapp provides a white label platform for online sales solutions for small and medium-sized supermarkets in 17 Brazilian states, in addition to the Federal District. Its web platform and delivery solutions are cloud-based, serving around 170 stores in Brazil and its business model is based on recurring revenue (SaaS), combined with a transaction charge.

(ii)	sources of investment financing

The source of financing for capital investments tends to be the Company’s operating cash flow and, when applicable and possible, lines of credit with attractive interest rates and terms, such as financing taken from BNDES.

On November 30, 2018, Linx Sistemas took financing from BNDES, with the Company being the intervening party and guarantor of the faithful fulfillment of the obligations assumed by Linx Sistemas under the contract, in the amount of R$388,441,000.00. The financing is intended for the transfer of funds for investments in research, development, marketing, training and in consulting and auditing within the scope of the BNDES Program for the Development of the National Industry for Software and Information Technology Services – BNDES PROSOFT.

(iii)	relevant ongoing divestments and expected divestments

As of the date of this document, we have no ongoing or planned divestments.

(b)	provided that disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the productive capacity of the Company

On April 2, 2019, Linx announced the acquisition of the totality of the shares of Hiper Software S.A. for the amount of R$17.7 million, and, in addition, the payment of up to R$14.6 million, subject to the achievement of financial and operational goals, linked to the penetration of TEF and Linx Pay solutions in its customer base, among other goals. The company operates in the development of sales and store management software.

On June 27, 2019, Linx announced the acquisition of all the shares of Millennium Network Ltda. (“Millennium”), for the amount of R$62.8 million in cash and, additionally, subject to the achievement of financial and operational goals, for the years between 2019 to 2022, it will pay the amount of up to R$23.9 million. Millennium is a reference in ERP solutions for e-commerce in the SaaS model that allows retailers, along with other technologies, to offer consumers an omnichannel experience, which is an important retail trend. On November 1, 2019, Millennium’s net assets were consolidated in the balance sheet of our subsidiary Linx Sistemas e Consultoria Ltda. The merger of Millennium did not require a capital increase or any change in Linx’s shareholding structure.

On October 16, 2019, Linx announced the acquisition of the entire shares of Setadigital Sistemas Gerenciais Ltda. (“SetaDigital”), for the amount of R$29.8 million in cash and, additionally, subject to the achievement of financial and operational goals, for the years between 2019 and 2021, it will pay the amount of up to R$4.9 million.

On January 30, 2020, Linx acquired 100% of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais Ltda and Diamante Serviços Digitais Ltda, or PinPag. For the total amount of R$135.0 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2021 and 2022, it will pay the amount of up to R$65.5 million. PinPag is a fintech specialized in electronic means of payment and offers customized and disruptive installment payment solutions for retailers.

On February 3, 2020, Linx acquired 100% of RRA Ferreira ME, or Neemo. For the total amount of R$17.6 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2021 and 2023, it will pay the amount of up to R$4.8 million. Neemo is one of the pioneers in customized delivery solutions through the integration of the merchant’s delivery application and its e-commerce platform, offering consumers an omnichannel experience. In addition, it enables restaurants and their consumers to collect orders at the store, place orders at the table using a QR Code and by messaging services, such as Facebook Messenger.

On September 4, 2020, Linx acquired 100% of CR Sistemas Ltda., or Humanus. For the total amount of R$13.6 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2021 and 2023, it will pay the amount of up to R$2.4 million. Humanus provides payroll management and HCM software to midsize companies belonging to different sectors of the economy. Its cloud-based solutions serve 1,300 companies in Brazil.

On November 13, 2020, Linx acquired 100% of Mercadapp Soluções em Software Ltda., or Mercadapp. For the total amount of R$7.0 million in cash, and, additionally, subject to the achievement of financial and operational goals, for the years between 2020 and 2022, it will pay the amount of up to R$2.5 million. In addition, Linx will withhold the amount of R$1.0 million subject to the absence of contingencies, setting the total transaction amount at R$10.5 million. Mercadapp provides a white label platform for online sales solutions for small and medium-sized supermarkets in 17 Brazilian states, in addition to the Federal District. Its web platform and delivery solutions are cloud-based, serving around 170 stores in Brazil and its business model is based on recurring revenue (SaaS), combined with a transaction charge.

(c)	new products and services, indicating:

(i)	description of ongoing research already disclosed

Research and Development (R&D) is a relevant line in the investment plan, given its strategic importance for the sector of the economy in which the Company operates. Such investments make it possible to offer solutions that are more and more adherent to the needs of customers, and to add technological innovations that provide greater productivity for the users of the solutions. The main investments of innovation at this moment are in the areas of Pay Hub and Digital, reinforced by the solutions of OMS (Order Management System) and e-commerce. In addition, Linx has invested to enter new markets, seek new customer profiles, taking advantage of opportunities in cloud, big data and intelligence.

(ii)	total amounts spent on research to develop new products or services

Research and development (R&D) expenses increased 19.3%, from R$93.1 million in the fiscal year ended December 31, 2019, to R$111.1 million in the fiscal year ended December 31, 2020. As a percentage of net operating revenue, R&D expenses increased from 11.8% in the fiscal year ended December 31, 2019 to 12.7% in the fiscal year ended December 31, 2020. This increase is largely related to the intensified investment in the R&D teams to reinforce the portfolio of new offers mainly from Linx Digital and Linx Pay Hub. It is worth mentioning that these effects were partially offset by the cash preservation initiatives adopted by the Company as of Mar/20.

Research and development (R&D) expenses increased 26.7%, from R$73.5 million in the fiscal year ended December 31, 2018, to R$93.1 million in the fiscal year ended December 31, 2019. As a percentage of net operating revenue, R&D expenses increased from 10.7% in the fiscal year ended December 31, 2018 to 11.8% in the fiscal year ended December 31, 2019. The increase was mainly due to the consolidations of those acquired in the period, as mentioned above. In the past year, we have also intensified investments in R&D teams to reinforce the portfolio of new offers connected mainly to Linx Digital and financial services (Linx Pay Hub).

Research and development (R&D) expenses increased 14.3%, from R$64.3 million in the year ended December 31, 2017, to R$73.5 million in the same period in 2018. As a percentage of net operating revenue, R&D expenses decreased from 11.2% in the year ended December 31, 2017 to 10.7% in the same period in 2018. This evolution is mainly explained by the increase in operational efficiency, arising from synergies from acquisitions in the past and from the organizational restructuring that took place in the third quarter of 2018.

In 2020, R$30.9 million in research and development expenses were capitalized, in 2019, R$42.1 million in R&D expenses were capitalized, while in 2018 the total capitalized for R&D was R$35.9 million. The capitalization of R&D expenses referred to investment are in the areas of Pay Hub, which involves initiatives such as TEF, QR Linx, Linx Pay (sub-acquisition), Linx Antecipa (anticipation of receivables), in addition to new products and partnerships, and Digital, reinforced by OMS (Order Management System) and e-commerce solutions. In addition, Linx has invested to enter new markets, seek new customer profiles, taking advantage of opportunities in cloud, big data and intelligence.

(iii)	projects under development already disclosed

The Company was studying the possibility of becoming an acquirer and, as a sub-acquirer, it was already partially exposed to the risks of this activity, as explained in item 4.1.

However, with the Association Agreement signed by the Company and STNE on August 11, 2020, the Company will be merged into STNE and may be fully exposed to the risks highlighted in item 4.1. The consummation of the STNE Transaction is subject to the verification (or waiver, as the case may be) of certain conditions precedent, including the approval of the transaction by the Brazilian Administrative Council for Economic Defense – CADE, definitively, as indicated in the Protocol and Justification.

(iv)	total amounts spent developing new products or services

The total expenses spent on the development of new products or services is equal to the expense of research and development of new products or services described in item 10.8(c)(ii).

10.9 - Other Factors With Relevant Influence

The Company benefits from tax incentives granted to the activities of technological research and development of technological innovation, provided for in the Lei do Bem (the Good Deeds Act), which have a significant impact on the Company’s operating performance.

Among the tax incentives for technological innovation provided for in the aforementioned law, the Company specifically benefits from the following: (a) deduction, for the purpose of calculating net income, in an amount corresponding to the sum of expenditures made in the assessment period with technological research and development of technological innovation classified as operating expenses by the Corporate Income Tax – IRPJ legislation; and (b) accelerated amortization, by deducting it as an operating cost or expense, in the assessment period in which they are made, of expenditures related to the acquisition of intangible assets, linked exclusively to technological research and technological innovation development activities, classifiable in deferred assets of the Company, for the purpose of assessment of IRPJ.

Exhibit IV – Independent auditors’ report on financial statements

Independent auditor’s report on individual and consolidated financial statements

To the Shareholders, Directors and Officers of

Linx S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Linx S.A. (Company or Group), identified as holding company and consolidated, respectively, comprising the balance sheet, as of December 31, 2020, and the related income statements, comprehensive income statements, statements of changes in owners’ equity, and statements of cash flows for the year then ended, as well as the related Notes including the summary of the main accounting policies.

In our opinion, the aforementioned financial statements adequately present, in all material respects, the individual and consolidated equity and financial position of Linx S.A. as of December 31, 2020, the individual and consolidated performance of its operations and its respective individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

Our audit has been conducted in accordance with Brazilian and international standards on auditing. Our responsibilities, in accordance with such standards, are described in the following section entitled “Auditor’s Responsibilities for the Audit of the Individual and Consolidated Financial Statements.” We are independent in relation to the Company and its subsidiaries, in accordance with the relevant ethical principles set out in the Code of Professional Ethics of Accountants and in the professional standards issued by the Federal Accounting Council and we comply with all other ethical responsibilities in accordance with these standards. We believe that the audit evidence obtained is sufficient and appropriate to support our opinion.

Major Audit Issues

Major audit issues are those that, in our professional judgment, were the most significant in our audit for the current year. These matters were dealt with in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion on these individual and consolidated financial statements and, therefore, we do not express a separate opinion on these matters. For each matter below, the description of how our audit handled the matter, including any comments on the results of our procedures, is presented in the context of the financial statements taken as a whole.

We have fulfilled the responsibilities described in the section entitled “Auditor’s responsibilities for the audit of the individual and consolidated financial statements”, including those in relation to these major audit issues. Accordingly, our audit included conducting procedures designed to respond to our assessment of the risks of material misstatements in the financial statements. The results of our procedures, including those performed to address the matters below, provide the basis for our audit opinion on the Company’s financial statements.

Revenue recognition

The Group recognizes its software and sub-acquisition revenues comprising implementation and customization services, and payment methods services, which are recognized in the income statement on the date the services are made available to customers, upon acceptance by customers confirming that the performance obligation has been satisfied over time, since the customer simultaneously receives and consumes the benefits provided by the Group, according to Notes

3.19 and 25. This measurement of the implementation and customization services can also take into account the records of the hours incurred by the professionals in the respective projects.

This matter was considered significant for our audit due to the magnitude of the related amounts, in addition to the dependence on manual and automatic controls that determine the moment when the Group satisfies the obligation of performance of contracts with customers, as well as ensuring that all services provided have been correctly measured and recorded within the appropriate accounting period after acceptance by customers and which may impact the amounts of accounts receivable and revenues recorded in the financial statements.

How our audit handled this matter

Our procedures related to the recognition of revenue from implementation and customization services, and means of payment, included, among others, the assessment of the adequacy of the respective disclosures of the Company on the criteria for revenue recognition and amounts involved; understanding and evaluation of the key internal controls implemented by the Company related to the recognition of revenue from implementation and customization services, and means of payment, including the involvement of system specialists to assist us in the evaluation of the design and operational effectiveness of general control of Information Technology (IT), having identified material deficiencies in the design and operation of these IT controls associated with logical access, change and updating of systems.

In addition, we performed documentary tests on a date close to the annual accounting closing (“revenue cut-off test”) by comparing invoices issued, service orders and customer acceptance, to assess the criteria used by the Company to recognize service revenue. As a result of these procedures, we identified an audit adjustment indicating the need to supplement the revenue for the year, this adjustment not being recorded by management in view of its immateriality on the financial statements taken as a whole.

The deficiencies related to the design and operation of internal controls related to the reconciliation of sub-acquisition revenues and general IT controls, mentioned above, which were classified as significant, resulted in identified adjustments, among them, the one registered and disclosed by the Company in note 2.4, and the audit adjustment mentioned above, changed our assessment as to the nature, timing and extent of our planned substantive procedures to obtain sufficient and adequate audit evidence regarding the recognition of these revenues.

Taking this into account, based on the result of the audit procedures carried out, which is consistent with management’s assessment, we consider acceptable the policies for the recognition and measurement of revenue from implementation and customization services, and sub-acquisition revenue, as well as the respective disclosures in Notes 3.19 and 25, in the context of the financial statements taken as a whole.

Capitalization of software development costs

The Company carries out the development of new or substantially improved products for its current customers and new potential customers. Expenses with labor and materials that are directly attributable to the development of these products are capitalized as an intangible asset by the Company, according to Notes 3.11 and 14.

Capitalization is held by the Company only when all of the following elements, as defined by the accounting practices in Brazil and by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) are present: (i) technical feasibility to complete the intangible asset so that it is made available for use or sale; (ii) intention to complete the intangible asset and use or sell it; (iii) the ability to use or sell the intangible asset; (iv) the intangible asset must generate future economic benefits, with utility for internal use or to sell the asset; (v) availability of technical, financial and other adequate resources to complete its development and use the intangible asset; and (vi) the ability to safely measure the expenses attributable to the intangible asset during its development.

This matter was considered significant for our audit due to the degree of judgment involved in determining the expenses that will be capitalized by the Company, which should demonstrate that the criteria established for capitalization of software development costs have been met.

How our audit handled this matter

Our procedures related to capitalization of software development costs included, among others, the understanding of the key internal controls implemented by the Company related to the process of capitalization of software development costs; selecting a sample of projects to verify their technical feasibility, assessing the Company’s intention with the asset (sale or use) and its financial feasibility, in addition to conducting inquiries and interviews with those responsible for the capitalized projects to understand the technical feasibility; and conducting documentary tests, through which we analyze the hour debits of professionals and their relationship with the projects being capitalized, in addition to obtaining evidence to corroborate whether the activities performed by the employee in these projects were consistent with the criteria for capitalization and obtaining representation from managers, confirming the allocation of professionals in the projects. As a result of these procedures, we identified adjustments indicating the need to write off amounts capitalized in software development, which were recorded by the Company’s management due to their materiality in relation to the financial statements taken as a whole. In addition, we discussed with management about the differences identified in the audit, reviewed the adjustments recorded by the Company, as well as discussed the impacts of these adjustments on internal controls.

The deficiencies related to the design and operation of internal controls related to the valuation of capitalized software costs, which were classified as significant and resulted in the identification of audit adjustments mentioned above, altered our assessment as to the nature, time and extent of our substantive procedures planned to obtain sufficient and adequate audit evidence to capitalize on software development.

Additionally, we assessed the adequacy of the disclosures made by the Company on this matter, included in Notes No. 3.11 and No. 14 to the financial statements.

Based on the result of the audit procedures carried out, which is consistent with management’s assessment, we consider acceptable the Company’s cost capitalization policies to support the judgments and information included in the context of the financial statements taken as a whole.

Valuation of the recoverable amount of goodwill

The Company made acquisitions of companies in previous years and in the current year that resulted in the recognition of goodwill for future profitability and that represent significant amounts in its financial statements, as disclosed in Notes 3.11 and 14. The recoverable amount of such goodwill, as they have an indefinite useful life, is tested annually by the Company to verify whether the recoverable amount is higher than the book value. The valuation of the recoverable amount involves significant judgments in determining the assumptions used in the projections of cash flows, including growth and discount rates. Misstatements in determining the recoverable amount of goodwill may result in a material impact on the financial statements. Accordingly, this matter was considered to be significant for our audit.

How our audit handled this matter

Our procedures related to the valuation of the recoverable amount of goodwill included, among others, the understanding of the key internal controls implemented by the Company related to the valuation process of the recoverable amount of goodwill; involvement of our corporate finance specialists to assist us in assessing the assumptions and methodology used in cash flow projections, including growth and discount rates, projected results and profit margin compared to macroeconomic information; comparing the recoverable amount ascertained, based on discounted cash flows, with the respective book values of goodwill; and analysis of the adequacy of the Company’s respective disclosures of the assumptions considered in the calculations of recoverability of goodwill and the amounts involved.

The deficiencies in the operation of the internal controls related to the use of certain assumptions in the measurement of the recoverable amount of the goodwill changed our assessment as to the nature, time and extent of our planned substantive procedures to obtain sufficient and adequate audit evidence regarding the assessment of the recoverable amount. Based on the result of the audit procedures carried out on the goodwill recoverable amount test, which is consistent with management’s assessment, we consider that the goodwill recoverable amount criteria and assumptions adopted by management, as well as the respective disclosures in Notes 3.11 and 14, are acceptable, in the context of the financial statements taken as a whole.

Business combination

During fiscal year 2020, the Company acquired the companies Esmeralda Serviços Digitais Ltda. (“PinPag”), Safira Serviços Digitais Ltda. (“PinPag”), Ametista Serviços Digitais Ltda. (“PinPag”), Diamante Serviços Digitais Ltda. (“PinPag”), RRA Ferreira ME. (“Neemo”), CR Sistemas Ltda., and Mercadapp Soluções em Software Ltda. The acquisitions were accounted for by the Company considering the acquisition method and represented significant amounts in the financial statements, disclosed in Note 5.

This matter was considered significant for our audit, due to the judgments involved in identifying and determining the fair value of the assets acquired and liabilities assumed and the consequent allocation of the acquisition price, in addition to the magnitude of the amounts involved.

How our audit handled this matter

Our procedures related to business combination included, among others, the understanding of the key internal controls implemented by the Company related to the process of company acquisitions; the involvement of our corporate finance specialists to assist us in assessing the assumptions and methodology used to determine and recognize the fair value of assets acquired, liabilities assumed and goodwill for expected future profitability; auditing the opening balances of the companies acquired on the acquisition date as part of determining the fair value of the assets and liabilities assumed; and assessment of the adequacy of the Company’s respective disclosures of business combinations.

Based on the audit procedures carried out, which are consistent with management’s assessment, we consider acceptable the Company’s business combination accounting policies to support the judgments and information included in the context of the financial statements taken as a whole.

Other matters

Statements of added value

The individual and consolidated statements of added value (DVA) for the year ended December 31, 2020, prepared under the responsibility of the Company’s management and presented as supplementary information for IFRS purposes, were subject to audit procedures performed in conjunction with the audit of the Company’s financial statements. For the purpose of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement NBC TG 09 - Statement of Added value. In our opinion, these statements of added value have been properly drafted in all material respects in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s management is responsible for such other information that includes the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion on this report.

In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in so doing, to consider whether this report is materially inconsistent with the financial statements or with our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work done, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report on this.

Management and governance responsibilities for individual and consolidated financial statements

The management is responsible for the preparation and adequate presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and for the internal controls that it has determined to be necessary to enable the preparation of financial statements free of material misstatement, whether caused by fraud or error.

When preparing the individual and consolidated financial statements, the management is responsible for assessing the ability of the Company to continue operating, by disclosing, when applicable, the issues related to its operational continuity and the use of such accounting basis in preparing the financial statements, unless the management intends to liquidate the Company and its controlled companies or assign its operations, or has no realistic alternative to avoid the end of operations.

Those responsible for the governance of the Company and its subsidiaries are those responsible for supervising the process of preparing the financial statements.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

We aim to obtain reasonable assurance that the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and issue an audit report containing our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that the audit performed in accordance with the Brazilian and international audit standards always detects any relevant existing material misstatements. The misstatements can be caused by fraud or error and are considered relevant when, either individually or jointly, may affect, in a reasonable perspective, the economic decisions of users made on the basis of the aforementioned financial statements.

As part of an audit performed in accordance with Brazilian and international audit standards, we exercised professional judgment and maintained professional skepticism throughout the audit. In addition:

•	We identified and evaluated the risks of material misstatement in the individual and consolidated financial statements, whether caused by fraud or error, we planned and performed audit procedures in response to such risks, as well as we obtained appropriate and sufficient audit evidence on which to base our opinion. The risk of not detecting material misstatement resulting from fraud is greater than from error, since fraud may involve the act of circumventing internal controls, collusion, falsification, omission or intentional misrepresentations.

•	We gained understanding of internal controls relevant to the audit to plan audit procedures suitable to the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal controls of the Company and its subsidiaries.

•	We evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	We concluded on the appropriateness of the use, by the management, of the accounting basis of operational continuity and, based on the audit evidence obtained, if there is uncertainty about relevant events or conditions that could raise significant doubt regarding the operational continuity capability of the Company and its subsidiaries. If we conclude that there is material uncertainty, we must draw attention in our audit report to the respective disclosures in the individual and consolidated financial statements or include modification in our opinion, if the disclosures are inadequate. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company and its subsidiaries to no longer be in operational continuity.

•	We evaluated the overall presentation, the structure and the content of the financial statements, including the disclosures and whether these individual and consolidated financial statements represent the corresponding transactions and events in a manner compatible with the purpose of fair presentation.

•	We obtained adequate and sufficient audit evidence regarding the financial information of the entities or business activities of the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group’s audit and, consequently, for the audit opinion.

We communicated with those responsible for governance concerning, among others, the planned scope, the time of the audit, and significant audit findings, including any significant deficiencies in internal controls that we identified during our work.

We also provided those responsible for governance with a statement that we have complied with the relevant ethical requirements, including the applicable independence requirements, and communicated any relationships or matters that could materially affect our independence, including, where applicable, respective safeguards.

Of the matters that were the subject of communication with those responsible for governance, we determined those that were considered most significant in auditing the financial statements for the current year and that, therefore, are the main auditing issues.

We describe these matters in our audit report, unless law or regulation has prohibited public disclosure of the matter, or when in extremely rare circumstances we determine that the matter should not be reported in our report because the adverse consequences of such disclosure may, within a reasonable perspective, surpass the benefits of such reporting to the public interest.

São Paulo, April 19, 2021.

(sgd)

ERNST & YOUNG

Auditores Independentes S.S. CRC- 2SP034519/O-6

Exhibit V – Opinion of the Fiscal Council

LINX S.A.

Publicly-Held Company with Authorized Capital

CNPJ: 06.948.969/0001-75
NIRE: 35.300.316.584

OPINION OF THE FISCAL COUNCIL ON THE MANAGEMENT REPORT AND THE FINANCIAL STATEMENTS OF LINX S.A. AS OF DECEMBER 31, 2020.

The Fiscal Council of Linx S.A. (“Company”), in the exercise of its legal and statutory duties, having examined the Company’s Management Report, the Balance Sheet, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Stockholders’ Equity, the Cash Flow Statement, the Statement of Added Value and the respective Notes, related to the fiscal year ended December 31, 2020, and based on the unqualified opinion of the Independent Auditors – EY, it is the opinion that the aforementioned documents, audited in the light of the current corporate law, are in a position to be submitted for consideration by the Annual Shareholders’ Meeting.

São Paulo, April 19, 2021.

____________________________ ______________________________

João Adamo Junior Marcelo Amaral Moraes

Chairman of the Fiscal Council Member of the Fiscal Council

______________________________

Flávio Cesar Maia Luz

Member of the Fiscal Council

Exhibit VI – Opinion of the Audit Committee

LINX S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF: 06.948.969/0001-75

NIRE: 35.300.316.584

OPINION OF THE AUDIT COMMITTEE

The Audit Committee of Linx S.A. (“Committee”) in the exercise of its duties, examined the individual and consolidated financial statements of Linx S.A. (“Company”) for the fiscal year ended December 31, 2020, the Management report and the report (opinion of the independent auditors) issued, without reservations, by EY Auditores Independentes (“Independent Auditors”).

The Company’s management is responsible for the correct preparation of the Company’s individual and consolidated financial statements, as well as for the implementation and maintenance of internal control and risk management systems consistent with the size and structure of the Company. Management is also responsible for establishing procedures that guarantee the quality of the processes that generate financial information.

Independent Auditors are responsible for auditing the financial statements and must ensure that they adequately represent, in all material respects, the Company’s equity and financial position, and that they have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the “International Accounting Standards Board - IASB”, and in accordance with accounting practices adopted in Brazil and rules and procedures determined by the Brazilian Securities Commission - CVM.

In carrying out its duties, the analyses and evaluations carried out by the Committee are based on information received from the Management and the Independent Auditors.

The Audit Committee, based on the audited documents described in the first paragraph and the information provided by the Management and by the Independent Auditors, duly weighing its responsibilities and the limitations resulting from the scope of its performance, understands that Linx S.A.’s individual and consolidated financial statements referring to the fiscal year ended December 31, 2020, accompanied by the Management report and the opinion of the Independent Auditors, were prepared in accordance with the accounting practices adopted in Brazil and with the international financial reporting standards (IFRS), and therefore it recommends its approval by the Company’s Board of Directors and its subsequent submission for approval at the Annual Shareholders’ Meeting.

São Paulo, April 19, 2021.

João Cox Neto Audit Committee Member and Coordinator	Roger de Barbosa Ingold Member of the Audit Committee
_____________________________ Pedro Jaime Cervatti Member of the Audit Committee

Exhibit VII – Statutory Board Statement on the opinion of the independent auditors and Financial Statements for the purposes of Article 25 of CVM Instruction No. 480/09

STATEMENT

FOR THE PURPOSE OF ARTICLE 25 OF CVM INSTRUCTION No. 480/09

We declare, as Officers of Linx S.A., a corporation with principal place of business in the city of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, registered with CNPJ/MF under No. 06.948.969/0001-75 (“Company”), pursuant to item V of paragraph 1 of article 25 of CVM Instruction No. 480, of December 7, 2009, that we reviewed, discussed and agreed with the opinions stated in the report of the Company’s independent auditors, ERNST & YOUNG Auditores Independentes, referring to the Company’s financial statements for the fiscal year ended December 31, 2020.

São Paulo, April 19, 2021.

Alberto Menache Chief Executive Officer	Antonio Ramatis Fernandes Rodrigues Financial Executive Vice President and Investor Relations Officer

Gilsinei Valcir Hansen Jean Carlo Klaumann

Executive Vice President Executive Vice President

Flávio Mambreu Menezes Denis Nieto Piovezan

Executive Vice President Executive Vice President

Exhibit VIII – Minutes of the Board of Directors’ Meeting held on April 26, 2021 (Call of the Annual and Extraordinary Shareholders’ Meetings)

LINX S.A.

Publicly-Held Company with Authorized Capital

CNPJ: 06.948.969/0001-75

NIRE: 35.300.316.584

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 26, 2021

1	Date, Time and Place: On April 26, 2021, at 5:00 pm, at the head office of Linx S.A. (“Company”), located in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, 7th floor, suite 1, Birmann 21 Building, Pinheiros, Postal Code: 05425-902.
2	Notice and Attendance: Called as provided for in the Company’s Bylaws, the presence of the majority of the members of the Company’s Board of Directors was verified, via conference call, as permitted by Article 20 of the Bylaws, considering the justified absence of Independent Director João Cox Neto.
3	Presiding Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo.
4	Agenda: The Company’s directors met to resolve on the following agenda: (i) consider the submission to the Annual Shareholders’ Meeting of the Management’s accounts, the Company’s Financial Statements, Notes, Opinion of the Independent Auditors and Management Report, related to the fiscal year ended December 31, 2020 (“Financial Statements”), as well as the allocation of the result for the fiscal year ended December 31, 2020, with the partial use of the profit reserves to absorb the loss ascertained in the year; (ii) consider the submission to the Annual Shareholders’ Meeting, only if the election of the members of the Company’s Board of Directors is voted on and not approved by the shareholders at the Extraordinary Shareholders’ Meeting of the Company called to be held on April 30, 2021, at 2:00 pm (“Extraordinary Shareholders’ Meeting of April 30, 2021”), of the election of the members of the Board of Directors; (iii) consider the submission to the Extraordinary Shareholders’ Meeting of the proposal for approval of the granting of up to seventy-five thousand (75,000) deferred shares of Linx, to the Company’s Independent Directors, as compensation for the extraordinary work they performed within the scope of the operation entered into with STNE Participações S.A. and the evaluation of the competing business combination proposal in the period from August to November 2020; (iv) consider the management’s proposal and the call of the Annual and Extraordinary Shareholders’ Meeting of the Company, to be held on May 27, 2021, at 2:00 pm, at the Company’s head office, for approval of the matters listed in item “i”, above; and (v) ratification of all acts performed by the Company’s Executive Board for the finalization and disclosure of its Financial Statements.

5	Resolutions: After the meeting was instated, after examining and discussing the matters on the agenda, the directors, by unanimous vote of those present, APPROVED:
5.1	Submission to the Company’s Annual Shareholders’ Meeting, pursuant to Art. 142 of Law No. 6.404, of December 15, 1976 (“Corporation Law”), of the Management accounts, of the Financial Statements, as well as the allocation of the result of the fiscal year ended December 31, 2020, with the partial use of profit reserves to absorb the loss recorded in the year.
5.2	Submission to the Annual Shareholders’ Meeting, only if the election of the members of the Company’s Board of Directors is voted on and not approved by the shareholders at the Extraordinary Shareholders’ Meeting of the Company called to be held on April 30, 2021, at 2:00 pm (“Extraordinary Shareholders’ Meeting of April 30, 2021”), of the election of the members of the Board of Directors, as well as the classification of candidates for independent directors in the independence criteria established by the Novo Mercado Regulations. If the Extraordinary Shareholders’ Meeting dated April 30, 2021 is not instated on the first call due to lack of quorum, the Board of Directors also approved that the Extraordinary Shareholders’ Meeting dated April 30, 2021 be called and held, on a second call, on the same date of the Meetings, so that the shareholders can vote on all the topics of the Meetings and the Extraordinary Shareholders’ Meeting of April 30, 2021 at once.
5.3	Submission to the Company’s Extraordinary Shareholders’ Meeting of the proposal for approval of the granting of up to seventy-five thousand (75,000) deferred shares of Linx, to the Company’s Independent Directors, in compensation for the extraordinary work they performed within the scope of the operation entered into with STNE Participações S.A. and the evaluation of the competing business combination proposal in the period from August to November 2020, under the terms of the management proposal to be disclosed for the purposes of the Extraordinary Shareholders’ Meeting. It is recorded that the Independent Directors present at the meeting, due to their interest in the matter, declared themselves prevented exclusively with respect to this matter, under the terms of Article 156 of the Corporation Law.
5.4	The management proposal and the call for the Annual and Extraordinary Shareholders’ Meeting of the Company, to be held on May 27, 2021, at 2:00 pm, virtually, under the terms of Art. 24 of the Company’s Bylaws, to resolve on the following agenda:

(a)       Annual Shareholders’ Meeting

(i)	examine, discuss and vote on the management accounts and the Financial Statements of the Company, for the fiscal year ended December 31, 2020, namely: balance sheet, income statements, statements of added value, statements of changes in Stockholders’ Equity and cash flow statements, accompanied by the Notes, the Management Report and the Independent Auditors’ Opinion;
(ii)	vote on the allocation of the result for the fiscal year ended December 31, 2020, with the partial use of the profit reserves to absorb the loss ascertained in the year; and
(iii)	only if the election of the members of the Company’s Board of Directors is voted on and not approved by the shareholders at the Extraordinary Shareholders’ Meeting of the Company called for April 30, 2021, at 2:00 pm (“Extraordinary Shareholders’ Meeting dated April 30, 2021”), elect the members of the Board of Directors, for a term of office until the 2022 Annual Shareholders’ Meeting that approves the management accounts for the fiscal year to end on December 31, 2021.

(b)       Extraordinary Shareholders’ Meeting

(i)	approve the granting of up to seventy-five thousand (75,000) deferred shares of Linx, within the scope of the Company’s Deferred Stock Plan, to the Company’s Independent Directors, in compensation for the extraordinary work they performed within the scope of the operation entered into with STNE Participações S.A. and the evaluation of the competing business combination proposal in the period from August to November 2020.
5.5	The ratification of all acts performed by the Company’s Executive Board for the finalization and disclosure of its Financial Statements.

6            Adjournment: There being no further business to discuss, these minutes were drawn up, read, approved and signed by all those attending and by the Chairman and Secretary of the Board. São Paulo, April 26, 2021. Signatures: (sgd) Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo. Members of the Board of Directors present: (sgd) Nercio José Monteiro Fernandes, Alberto Menache, Alon Dayan, João Cox Neto and Roger de Barbosa Ingold.

I certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, April 26, 2021.

_________________________________________

Ana Paula Frigo

Secretary

rsi/rag/pgi/cac/all/267365.doc

04/29/21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer